No Act
P.E. 12-13-02
0-17506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2002

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act 1934
Section
Rule 14A-8
Public Availability 12/16/2002

Re: UST Inc.

Dear Mr. Friedman:

This is in regard to your letter dated December 13, 2002 concerning the shareholder proposal submitted by the Congregation of the Sisters of Charity of the Incarnate World and co-sponsored the Minnesota State Board of Investment for inclusion in UST's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that UST therefore withdraws its November 27, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Sister Lillian Anne Healy
Director of Corporate Responsiblity
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

Rule 14a-8(i)(3), Rule 14a-8(i)(5)
and Rule 14a-8(i)(10)

November 27, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Congregation of the Sisters of Charity of the Incarnate Word for Inclusion in UST Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received from the Congregation of the Sisters of Charity of the Incarnate Word (the "Proponent") a shareholder proposal (the "Proposal")[1] proposing the following:

"That the shareholders request The Board to establish a committee of independent directors to determine ways to ensure our Company is not involved in any way in selling cigarettes over the Internet that may enable youth to have illegal access to our tobacco products and/or otherwise be in violation of the federal Jenkins Act. We request that it reports its findings and recommendations to the shareholders prior to the 2004 annual meeting."

---

1 Attached hereto as Exhibit A.

On October 25, 2002, the Company sent the Proponent a letter[2] indicating that the Company did not believe the Proposal complied with Rule 14a-8(c) promulgated under the Securities Exchange Act of 1934, as amended, because the Proposal contained two separate concepts: one concerning measures to prevent the sale of cigarettes over the Internet to youth and the other concerning measures to ensure the Company does not violate the Jenkins Act. On November 6, 2002, the Proponent faxed a revised Proposal to the Company that removed the reference to the Jenkins Act in the resolution paragraph[3] (the "Revised Proposal") so that such paragraph now reads as follows:

"That the shareholders request The Board to establish a committee of independent directors to determine ways to ensure our Company is not involved in any way in selling cigarettes over the Internet that may enable youth to have illegal access to our tobacco products. We request that it reports its findings and recommendations to the shareholders prior to the 2004 annual meeting."

The Minnesota State Board of Investment sent the Company a letter,[4] dated November 18, 2002, indicating that it intends to cosponsor the Revised Proposal with the Proponent.

By copy of this letter, the Company notifies the Proponent and the Minnesota State Board of Investment (collectively, the "Proponents") of its intention to omit the Revised Proposal from the Company's proxy materials for the 2003 annual meeting of shareholders (the "2003 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Revised Proposal may be omitted

---

2 The letter is attached hereto as Exhibit B.

3 The fax contained a cover letter and a revised Revised Proposal, both of which are attached hereto as Exhibit C.

4 The letter is attached hereto as Exhibit D.

pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Revised Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Revised Proposal may be omitted from the 2003 Proxy Materials because:

a. the Revised Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3));

b. the Revised Proposal relates to operations which account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and are not otherwise significantly related to the Company's business (Rule 14a-8(i)(5)); and

c. the Revised Proposal is substantially implemented (Rule 14a-8(i)(10)).

Discussion

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are certain of the statements which are believed to be false and misleading.

First, the entire Revised Proposal is false and misleading because it is focused on cigarette sales whereas the Company's business does not involve the manufacturing and distribution of cigarettes. The Revised Proposal never refers to any of the Company's products. It does, however, refer to "cigarette" or "cigarettes" nine times, including in the Revised Proposals title, "Cigarette Sales Over the Internet," And in the fifth paragraph of the preamble which states that the Company sells cigarettes.

Second, as the resolution paragraph of the Revised Proposal was revised to remove the reference to the Jenkins Act[5] and to limit itself to preventing Internet cigarette sales to youth, the majority of the preamble to the Revised Proposal is irrelevant to the revised resolution. As the Revised Proposal states, the Jenkins Act is intended to enable the states to collect excise taxes. The Proponents have not established the relevance of the statistics about compliance with the Jenkins Act to the subject of the Revised Proposal. In this regard, the Company notes that the first two paragraphs of the preamble to the Revised Proposal concern the smuggling of cigarettes. The third and fourth paragraphs discuss compliance with the Jenkins Act. The seventh paragraph of the preamble concerns the consequences of Internet Retailers failing to comply with a federal tax law. The eighth and final paragraph of the preamble states "In order to ensure our company be a good corporate citizen by paying its fair share of taxes we propose the following resolution." In fact, the sixth paragraph of the preamble, which concerns teen cigarette purchases on the Internet, is the only such portion of the Revised Proposal that relates to the revised resolution. The discussion of tax revenue, referred to above, is irrelevant to a shareholder's decision and misleading in that a shareholder might think that the statements must bear some connection to the resolution.

In addition to consisting almost entirely of statements about taxation that are misleading because of their irrelevance, the Revised Proposal also contains false and misleading statements about the Jenkins Act and its applicability to the Company. The Revised Proposal inaccurately describes the Jenkins Act and gives the false impression that the Company is subject to its requirements. The Revised Proposal states: "The Jenkins Act requires web sites to report the names of purchasers of tobacco products to state tax departments so that the states can collect excise taxes."

---

5 15 U.S.C. §§375-378, attached hereto as Exhibit E.

In fact, the Jenkins Act only applies to sales of cigarettes, not to tobacco products generally.[6]

Furthermore, the Revised Proposal inaccurately refers to the findings of an August 2002 report of the United States General Accounting Office.[7] The Revised Proposal states: "An August 2002 report of the United States General Accounting Office found that a majority of Internet web sites (78%) that sell tobacco products do not comply with the federal Jenkins Act." This statement is inaccurate for the following reasons:

a. the report's findings were limited to "147 Web site addresses for Internet cigarette vendors based in the United States."[8] It is therefore inaccurate to generalize to "Internet web sites that sell tobacco products" generally because the report was limited in scope to certain Internet cigarette vendors and is based on 147 Web site addresses identified through an Internet search of cigarette vendors based in the United States.

b. The report does not state that certain of the Web sites "do not comply with the federal Jenkins Act" as the Revised Proposal states, but rather that "...information posted on 78 percent of the Web sites indicated the vendors do not comply with the act."[9]

The Revised Proposal refers to statements by Forrester Research Inc., to a 2001 study by Ribisi and to a recent Minnesota study without providing any information by which to confirm the accuracy of the Revised Proposal's references. Furthermore, even without being able to locate the Ribisi study or the Minnesota

---

6 Id.

7 United States General Accounting Office, Internet Cigarette Sales, Report to Congressional Requesters, GAO-02-743 (August 2002), attached hereto as Exhibit F.

8 Id. at 3, 24.

9 Id. at 4.

study, it is clear that the statements in the Revised Proposal concerning those studies are false and misleading. With regard to the study by Ribisi, the Revised Proposal states: "A 2001 study by Ribisi found that nearly all of the 88 sites he surveyed sold premium or value brand cigarettes. Many of these are manufactured by our company." With regard to the Minnesota study, the Revised Proposal refers only to the study's findings regarding purchases of cigarettes on the Internet. The Company does not sell cigarettes. Therefore, these statements are misleading.

The statement in the seventh paragraph of the preamble to the Revised Proposal is misleading. It refers to the consequences of "our Internet retailers" failing to comply with federal tax laws as being like "brick and mortar retailers selling untaxed contraband." This statement impugns the integrity of the Company's management without factual foundation by suggesting it is fostering illegal activity. This statement also rests on the assumption that the Company sells products to Internet retailers who are subject to the Jenkins Act, which the Company does not. The Company does not sell cigarettes. Therefore, this statement is misleading.

The eighth paragraph of the preamble is misleading as well. It states: "In order to ensure our company be a good corporate citizen by paying its fair share of taxes we propose the following resolution." This statement suggests, without factual foundation, that the Company is not currently being a good corporate citizen and that it is not currently paying its fair share of taxes. The Company denies both of these inherent allegations. In any case, the Jenkins Act does not create additional tax liability for those to which it applies.

In light of the foregoing, the Company believes that the Revised Proposal is false and misleading and is, therefore, excludable from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

B. Rule 14a-8(i)(5)

Rule 14a-8(i)(5) permits a registrant to omit a shareholder proposal if it "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The proposal is completely irrelevant to the Company's business because the Company does not manufacture or distribute cigarettes. The Revised Proposal relates to operations that account for none of the Company's total assets and none of its total sales and is not significantly related to the Company's business. In view of these facts, the Company believes it may properly rely on Rule 14a-8(i)(5) to omit the Revised Proposal from the 2003 Proxy Materials.

C. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to omit a proposal that is substantially implemented. The Revised Proposal's title is: "Cigarette Sales Over the Internet." As the title suggests, the Revised Proposal is exclusively focused on one thing: cigarettes – a product the Company does not manufacture or distribute. The Revised Proposal is moot because there is no action the Company could take to implement it. As such, consideration of the Revised Proposal by shareholders would be a useless exercise.

Accordingly, the Company submits that the purposes of the Revised Proposal have been "substantially implemented" and that, therefore, the Revised Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Revised Proposal is excluded from the Company's 2003 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Revised Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Revised Proposal are enclosed, and a copy is being sent to the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachments

cc: Debra A. Baker
(UST Inc.)

Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969
(by certified mail)

Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103
(By certified mail, return receipt requested)

Exhibit A

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

October 14, 2002

Mr. Vincent A. Gierer, Jr., Chairman, President and CEO
UST Inc.
100 W. Putnam Ave.
Greenwich, CT 06830

Dear Mr. Gierer:

The Congregation of the Sisters of Charity of the Incarnate Word is the beneficial owner of at least $2000 of stock in UST Inc. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover.

As Director of Corporate Responsibility for the Congregation, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you wish to engage in such a dialogue, please contact Rev. Michael Crosby, Province of St. Mary of the Capuchin Order, 1015 N. 9th St., Milwaukee, WI 53233. His telephone number is 414-271-0735.

Sincerely,

Lillian A. Healy

Sister Lillian Anne Healy
Director of Corporate Social Responsibility

/JCH

CIGARETTE SALES OVER THE INTERNET

Whereas: Our company is on record in support and implementation of effective anti-smuggling measures including the selection of customers, ensuring that we expect compliance with law, and ensuring that our company does not receive funds derived from illegal activities.

However, we believe this public commitment to undermine smuggling is itself being undermined by a lack of a parallel commitment to address critical concerns related to cigarette sales over the internet.

An August 2002 report of the United States General Accounting Office found that a majority of Internet web sites (78%) that sell tobacco products do not comply with the federal Jenkins Act. The Jenkins Act requires web sites to report the names of purchasers of tobacco products to state tax departments so that the states can collect excise taxes. None of the 147 web sites stated that they report cigarette sales to State tax departments.

The same report found that States which have taken action to promote compliance by Internet cigarette vendors have had limited success. According to Forester Research Inc., states could lose as much as $1.4 billion in tax revenue from unreported Internet tobacco sales by 2005.

A 2001 study by Ribisl found that nearly all of the 88 sites he surveyed sold premium or value brand cigarettes. Many of these are manufactured by our company.

A recent Minnesota study found that under-aged teens were able to place orders for cigarettes on five web sites. All of the sites accepted all orders without checking the buyers' ages. Eighty percent of packages sent as a result of the sales were delivered without checking the age of the person accepting the delivery.

The refusal of our Internet retailers to comply with a federal tax law could result in their being charged with evasion of state excise tax payments since the above practices are equivalent to brick and mortar retailers selling untaxed contraband cigarettes.

In order to ensure our company be a good corporate citizen by paying its fair share of taxes we propose the following resolution:

That the shareholders request The Board to establish a committee of independent directors to determine ways to ensure our Company is not involved in any way in selling cigarettes over the Internet that may enable youth to have illegal access to our tobacco products and/or otherwise be in violation of the federal Jenkins Act. We request that it report its findings and recommendations to the shareholders prior to the 2004 annual meeting.

Supporting Statement

We suggest that a way of accomplishing this goal be that our company require Internet retailers to adopt effective measures to prevent the illegal sale of cigarettes to children including but not limited to the retailer obtaining a copy of a proper identification with adults signing for the product at time of delivery showing their government-issued identification card indicating their age which qualifies them to be an adult.

Exhibit B

UST 100 WEST PUTNAM AVENUE, GREENWICH, CONNECTICUT 06830

DEBRA A. BAKER
Senior Vice President and Secretary

(203) 622-3656
Fax: (203) 661-1129

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

October 25, 2002

Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P. O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Dear Sister Lillian:

I am in receipt of your recent letter sent on behalf of the Congregation of the Sisters of Charity of the Incarnate Word in which a proposal in connection with UST's 2003 Annual Meeting was submitted. As you are aware, Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

UST believes your proposal does not comply with Rule 14a-8(c). Your proposal, as written, contains two separate concepts: one concerning measures to prevent the sale of cigarettes to children over the Internet, and the other concerning measures to ensure the Company does not violate the Jenkins Act. Accordingly, we request that you revise your proposal so as to contain only one proposal.

In order to comply with Rule 14a-8(a)(f), please submit a revised proposal within 14 calendar days after receipt of this letter. If you do not revise your proposal and resubmit it within 14 calendar days, the Company may exclude your proposal from its Proxy Materials in connection with its 2003 Annual Meeting.

Sincerely,

Debra A. Baker

Debra A. Baker

Exhibit C

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 6, 2002

Mr. Vincent A. Gierer, Jr., Chairman, President and CEO
UST Inc.
100 W. Putnam Ave.
Greenwich, CT 06830

Dear Mr. Gierer:

The Congregation of the Sisters of Charity of the Incarnate Word is the beneficial owner of at least $2000 of stock in UST Inc. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover.

As Director of Corporate Responsibility for the Congregation, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you wish to engage in such a dialogue, please contact Rev. Michael Crosby, Province of St. Mary of the Capuchin Order, 1015 N. 9th St., Milwaukee, WI 53233. His telephone number is 414-271-0735.

Sincerely,

Sister Lillian Anne Healy
Director of Corporate Social Responsibility

/JCH

CIGARETTE SALES OVER THE INTERNET

Whereas: Our company is on record in support and implementation of effective anti-smuggling measures including the selection of customers, ensuring that we expect compliance with law, and ensuring that our company does not receive funds derived from illegal activities.

However, we believe this public commitment to undermine smuggling is itself being undermined by a lack of a parallel commitment to address critical concerns related to cigarette sales over the internet.

An August 2002 report of the United States General Accounting Office found that a majority of Internet web sites (78%) that sell tobacco products do not comply with the federal Jenkins Act. The Jenkins Act requires web sites to report the names of purchasers of tobacco products to state tax departments so that the states can collect excise taxes. None of the 147 web sites stated that they report cigarette sales to State tax departments.

The same report found that States which have taken action to promote compliance by Internet cigarette vendors have had limited success. According to Forester Research Inc., states could lose as much as $1.4 billion in tax revenue from unreported Internet tobacco sales by 2005.

A 2001 study by Ribisl found that nearly all of the 88 sites he surveyed sold premium or value brand cigarettes. Many of these are manufactured by our company.

A recent Minnesota study found that under-aged teens were able to place orders for cigarettes on five web sites. All of the sites accepted all orders without checking the buyers' ages. Eighty percent of packages sent as a result of the sales were delivered without checking the age of the person accepting the delivery.

The refusal of our Internet retailers to comply with a federal tax law could result in their being charged with evasion of state excise tax payments since the above practices are equivalent to brick and mortar retailers selling untaxed contraband cigarettes.

In order to ensure our company be a good corporate citizen by paying its fair share of taxes we propose the following resolution:

That the shareholders request The Board to establish a committee of independent directors to determine ways to ensure our Company is not involved in any way in selling tobacco over the Internet that may enable youth to have illegal access to our tobacco products. We request that it report its findings and recommendations to the shareholders prior to the 2004 annual meeting.

Supporting Statement

We suggest that a way of accomplishing this goal be that our company require Internet retailers to adopt effective measures to prevent the illegal sale of cigarettes to children including but not limited to the retailer obtaining a copy of a proper identification with adults signing for the product at time of delivery showing their government-issued identification card indicating their age which qualifies them to be an adult.

Exhibit D

MINNESOTA STATE BOARD OF INVESTMENT

60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

November 18, 2002

Ms. Debra A. Baker
Senior Vice President and Secretary
UST Inc.
100 West Putnam Avenue
Greenwich, CT 06830

Dear Ms. Baker:

The Minnesota State Board of Investment has asked me to notify you of our intention to cosponsor the enclosed proposal with the Sisters of Charity of the Incarnate Word of Houston, Texas for consideration and approval of stockholders at the next annual meeting. I submit it to you in accordance with the general rules and regulations under Rule 14a-8 of the Securities Exchange Act of 1934 and ask that our name be included in your proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston asserts the Board's ownership, for more than a year, of your outstanding shares.

Sincerely,

Howard J. Bicker
Executive director

HJB:sw

Enclosure

CIGARETTE SALES OVER THE INTERNET

Whereas: Our company is on record in support and implementation of effective anti-smuggling measures including the selection of customers, ensuring that we expect compliance with law, and ensuring that our company does not receive funds derived from illegal activities.

However, this public commitment to undermine smuggling is itself being undermined by a lack of a parallel commitment to address critical concerns related to cigarette sales over the Internet.

An August 2002 report of the United States General Accounting Office found that a majority of Internet web sites (78%) that sell tobacco products do not comply with the federal Jenkins Act. The Jenkins Act requires web sites to report the name of purchasers of tobacco products to state tax departments so that the states can collect excise taxes. None of the 147 web sites stated that they report cigarette sales to State tax departments.

The same report found that States which have taken action to promote compliance by Internet cigarette vendors have had limited success. According to Forester Research Inc., states could lose as much as $1.4 billion in tax revenue from unreported Internet tobacco sales by 2005.

A 2001 study by Ribisl found that nearly all of the 88 sites he surveyed sold premium or value brand cigarettes. Many of these are manufactured by our company.

A recent Minnesota study found that under-aged teens were able to place orders for cigarettes on five web sites. All of the sites accepted all orders without checking the buyers' ages. Eighty percent of packages sent as a result of the sales were delivered without checking the age of the person accepting the delivery.

The refusal of our Internet retailers to comply with a federal tax law could result in their being charged with evasion of state excise tax payments since the above practices are equivalent to brick and mortar retailers selling untaxed contraband cigarettes.

In order to ensure our company be a good corporate citizen by paying its fair share of taxes we propose the following resolution:

That the shareholders request The Board to establish a committee of independent directors to determine ways to ensure our Company is not involved in any way in selling tobacco over the Internet that may enable youth to have illegal access to our tobacco products. We request that it report its findings and recommendations to the shareholders prior to the 2004 annual meeting.

Supporting Statement

We suggest that a way of accomplishing this goal be that our company require Internet retailers to adopt effective measures to prevent the illegal sale of cigarettes to children including but not limited to the retailer obtaining a copy of a proper identification with adults signing for the product at time of delivery showing their government-issued identification card indicating their age which qualifies them to be an adult.

State Street

State Street Bank and Trust Company
Master Trust Services
Post Office Box 1992
Boston, Massachusetts 02105-1992

November 5, 2002

RE: Minnesota State Board of Investment

To Whom It May Concern:

This letter is to advise you that the above-referenced account has held a minimum of 12,100 shares of UST Inc., continuously over a year, in the nominee name of Cede & Company.

Sincerely,

Catherine Fong
Assistant Vice President

CHAPTER 10A—COLLECTION OF STATE CIGARETTE TAXES

Sec.

§ 375. Definitions

For the purposes of this chapter—

(1) The term "person" includes corporations, companies, associations, firms, partnerships, societies, and joint stock companies, as well as individuals.

(2) The term "cigarette" means any roll for smoking made wholly or in part of tobacco, irrespective of size or shape and whether or not such tobacco is flavored, adulterated, or mixed with any other ingredient, the wrapper or cover of which is made of paper or any other substance or material except tobacco.

(3) The term "distributor licensed by or located in such State" means—

> **(A)** in the case of any State which by State statute or regulation authorizes the distribution of cigarettes at wholesale or retail, any person so authorized, or
>
> **(B)** in the case of any other State, any person located in such State who distributes cigarettes at wholesale or retail;

but such term in no case includes a person who acquires cigarettes for purposes other than resale.

(4) The term "use", in addition to its ordinary meaning, means the consumption, storage, handling, or disposal of cigarettes.

(5) The term "tobacco tax administrator" means the State official duly authorized to administer the cigarette tax law of a State.

(6) The term "State" includes the District of Columbia, Alaska, Hawaii, and the Commonwealth of Puerto Rico.

(7) The term "transfers for profit" means any transfer for profit or other disposition for profit, including any transfer or disposition by an agent to his principal in connection with which the agent receives anything of value.

(Oct. 19, 1949, c. 699, § 1, 63 Stat. 884; Aug. 9, 1955, c. 695, § 1, 69 Stat. 627.)

HISTORICAL AND STATUTORY NOTES

Revision Notes and Legislative Reports

1949 Acts. Senate Report No. 644, see 1949 U.S. Code Cong. Service, p. 2158.

1955 Acts. Senate Report No. 1147, see 1955 U.S. Code Cong. and Adm. News, p. 2883.

Amendments

1955 Amendments. Act Aug. 9, 1955 inserted definitions of "State" and "distributor licensed by or located in such State", broadened the definition of "person", and substituted the definition of "transfers for profit" for "disposing of".

Effective Dates

1955 Acts. Section 2 of Act Aug. 9, 1955 provided that:

"(a) Except as provided in subsection (b), the amendments made by this Act [amending this section and sections 376 to 378 of this title] shall take effect thirty days after the date of its enactment [August 9, 1955].

"(b) The provisions of section 2(a) of the Act of October 19, 1949, as amended by this Act [section 376(a) of this title], insofar as it requires the filing of memoranda or copies of invoices with the appropriate tax administrator for shipments of cigarettes into the District of Columbia, Alaska, Hawaii, and the Commonwealth of Puerto Rico, shall apply in respect of memoranda or copies of invoices covering shipments made during calendar months beginning after the month in which this Act is enacted [August 1955]."

Admission of Alaska and Hawaii to Statehood

Alaska was admitted into the Union on Jan. 3, 1959 upon the issuance of Proc. No. 3269, Jan. 3, 1959, 24 F.R. 81, 73 Stat. c16, and Hawaii was admitted into the Union on Aug. 21, 1959 upon the issuance of Proc. No. 3309, Aug. 21, 1959, 24 F.R. 6868, 73 Stat. c74. For Alaska Statehood Law, see Pub.L. 85-508, July 7, 1958, 72 Stat. 339, set out as a note preceding § 21 of Title 48, Territories and Insular Possessions. For Hawaii Statehood Law, see Pub.L. 86-3, Mar. 18, 1959, 73 Stat. 4, set out as a note preceding § 491 of Title 48.

LIBRARY REFERENCES

American Digest System

Taxation ⇐1337.

Encyclopedias

C.J.S. Taxation § 1250.

NOTES OF DECISIONS

Constitutionality 1
Preemption 2
Self-incrimination 3

1. Constitutionality

This chapter is not unconstitutional on theory that it discriminates against cigarettes as a legitimate article of commerce even though other forms of tobacco, such as little cigars, are not governed by its provisions. U. S. v. Melvin, C.A.5 (Fla.) 1977, 544 F.2d 767, certiorari denied 97 S.Ct. 1184, 430 U.S. 910, 51 L.Ed.2d 587.

2. Preemption

This chapter regulating interstate shipment of cigarettes for purpose of preventing avoidance of state tobacco tax laws did not preempt field to exclusion of state legislation on the subject. Cornish v. State, Md.App.1969, 251 A.2d 23, 6 Md. App. 167.

3. Self-incrimination

The three principal elements of the "required records" doctrine, to wit, that required records may be ordered produced against contention of self-incrimination, are: (1) the obligation to keep and preserve records of the same kind as have been customarily kept, (2) that the records or information be kept or furnished in order that there be suitable information of transactions which are the appropriate subjects of governmental regulations so as to create a public aspect and (3) that the records or information be for the enforcement of restrictions validly established; doctrine is applicable in action to enjoin violation of this chapter. U. S. v. E. A. Goodyear, Inc., S.D.N.Y.1971, 334 F.Supp. 1096.

Compliance with requirements of this chapter that one selling or transferring for profit cigarettes in interstate commerce file with tobacco tax administrator of state his name and address and file monthly memorandum or copy of invoice covering each and every shipment of cigarettes into the state during previous calendar month and name of person to whom shipment was made does not violate constitutional provilege against self-incrimination. U. S. v. E. A. Goodyear, Inc., S.D.N.Y.1971, 334 F.Supp. 1096.

§ 376. Reports to State tobacco tax administrator

(a) Contents

Any person who sells or transfers for profit cigarettes in interstate commerce, whereby such cigarettes are shipped into a State taxing the sale or use of cigarettes, to other than a distributor licensed by or located in such State, or who advertises or offers cigarettes for such a sale or transfer and shipment, shall—

(1) first file with the tobacco tax administrator of the State into which such shipment is made or in which such advertisement or offer is disseminated a statement setting forth his name and trade name (if any), and the address of his principal place of business and of any other place of business; and

(2) not later than the 10th day of each calendar month, file with the tobacco tax administrator of the State into which such shipment is made, a memorandum or a copy of the invoice covering each and every shipment of cigarettes made during the previous calendar month into such State; the memorandum or invoice in each case to include the name and address of the person to whom the shipment was made, the brand, and the quantity thereof.

(b) Presumptive evidence

The fact that any person ships or delivers for shipment any cigarettes shall, if such shipment is into a State in which such person has filed a statement with the tobacco tax administrator under subsection (a)(1) of this section, be presumptive evidence (1) that such cigarettes were sold, or transferred for profit, by such person, and (2) that such sale or transfer was to other than a distributor licensed by or located in such State.

(Oct. 19, 1949, c. 699, § 2, 63 Stat. 884; Aug. 15, 1953, c. 512, Title II, § 201(a), 67 Stat. 617; Aug. 9, 1955, c. 695, § 1, 69 Stat. 627.)

HISTORICAL AND STATUTORY NOTES

Revision Notes and Legislative Reports

1949 Acts. Senate Report No. 644, see 1949 U.S. Code Cong. Service, p. 2158.

1953 Acts. Senate Report No. 685, see 1953 U.S. Code Cong. and Adm. News, p. 2423.

1955 Acts. Senate Report No. 1147, see 1955 U.S. Code Cong. and Adm. News, p. 2883.

Amendments

1955 Amendments. Act Aug. 9, 1955, designated existing provisions as subsec. (a), inserted provisions requiring filing of a statement of name, trade name, address, and places of business by persons who sell or transfer for profit cigarettes in interstate commerce or by persons who advertise or offer cigarettes for such sale or transfer, and added subsec. (b).

1953 Amendments. Act Aug. 15, 1953, required that the memorandum or copy of invoice be filed with, rather than forwarded to, the tobacco tax administrator.

Effective Dates

1955 Acts. For effective date of amendment by act Aug. 9, 1955, see section 2 of act Aug. 9, 1955, set out as a note under section 375 of this title.

1953 Acts. Section 201(b) of Act Aug. 15, 1953, provided that: "The amendment made by subsection (a) [amending this section] shall apply only in respect of memoranda or copies of invoices covering shipments made during the calendar month in which this Act is enacted [August 1953] and subsequent calendar months."

NOTES OF DECISIONS

1. Constitutionality

This section, which prohibits shipping cigarettes into a state without first filing a statement with the tobacco tax administrator of the state, is not violative of due process, even though this section only regulates the interstate sale of cigarettes and does not similarly regulate the sale of little cigars. U. S. v. Morris, C.A.4 (N.C.) 1975, 516 F.2d 959.

This section requiring persons selling or disposing of cigarettes in interstate commerce, whereby cigarettes are shipped to other than distributor licensed by or located in state taxing sale or use of cigarettes, to forward information monthly to tobacco tax administrator of state into which shipment is made, is not unconstitutional as violating due process of law clause of U.S.C.A. Const.Amend. 5, notwithstanding disclosure of customer lists thereunder required. Consumer Mail Order Ass'n of America v. McGrath, D.C.D.C.1950, 94 F.Supp. 705, affirmed 71 S.Ct. 500, 340 U.S. 925, 95 L.Ed. 668, rehearing denied 71 S.Ct. 611, 341 U.S. 906, 95 L.Ed. 1344.

This section requiring persons selling or disposing of cigarettes in interstate commerce, whereby cigarettes are shipped to other than distributor licensed by or located in state taxing sale or use of cigarettes, to forward information monthly to tobacco tax administrator of state into which shipment is made, is not unconstitutional under due process of law clause of U.S.C.A. Const.Amend. 5 as forcing a resident of one state to submit to jurisdiction of another state. Consumer Mail Order Ass'n of America v. McGrath, D.C.D.C.1950, 94 F.Supp. 705, affirmed 71 S.Ct. 500, 340 U.S. 925, 95 L.Ed. 668, rehearing denied 71 S.Ct. 611, 341 U.S. 906, 95 L.Ed. 1344.

This section requiring persons selling or disposing of cigarettes in interstate commerce, whereby cigarettes are shipped to other than distributor licensed by or located in state taxing sale or use of cigarettes, to forward information monthly to tobacco tax administrator of state into which shipment is made, is not violative of due process of law clause of U.S.C.A.Const. Amend. 5 because goods other than cigarettes, and particularly other forms of tobacco, are left free from regulation. Consumer Mail Order Ass'n of America v. McGrath, D.C.D.C.1950, 94 F.Supp. 705, affirmed 71 S.Ct. 500, 340 U.S. 925, 95 L.Ed. 668, rehearing denied 71 S.Ct. 611, 341 U.S. 906, 95 L.Ed. 1344.

2. Preemption

In enacting this chapter Congress did not preempt field of state cigarette tax law enforcement. State v. Sedacca, Md.1969, 249 A.2d 456, 252 Md. 207.

3. Construction with other laws

Provision of this section which requires seller of cigarettes in interstate commerce to furnish certain information about the interstate sales, regardless of means of communication and delivery used, did not preempt general mail fraud statute, section 1341 of Title 18. U. S. v. Brewer, C.A.4 (N.C.) 1975, 528 F.2d 492.

Provisions of this section requiring reporting of interstate sales and shipments of cigarettes did not repeal by implication § 1341 of Title 18 insofar as it related to interstate sales of cigarettes without reporting the sales to appropriate state officials, as the elements to be proved by those provisions are separate and distinct. U. S. v. Brewer, E.D.N.C.1974, 401 F.Supp. 1085, affirmed 528 F.2d 492.

4. Search warrant

Showing in affidavit in support of search warrant that informant's statement concerning sales of untaxed cigarettes had been corroborated by surveillance of investigation agents was sufficient to establish reliability of informant's information in affidavit for warrant to search for violation of this chapter. U. S. v. Howe, C.A.8 (Mo.) 1979, 591 F.2d 454, certiorari denied 99 S.Ct. 2411, 441 U.S. 963, 60 L.Ed.2d 1069.

§ 377. Penalties

Whoever violates any provision of this chapter shall be guilty of a misdemeanor and shall be fined not more than $1,000, or imprisoned not more than 6 months, or both.

(Oct. 19, 1949, c. 699, § 3, 63 Stat. 885; Aug. 9, 1955, c. 695, § 1, 69 Stat. 628.)

HISTORICAL AND STATUTORY NOTES

Revision Notes and Legislative Reports

1949 Acts. Senate Report No. 644, see 1949 U.S. Code Cong. Service, p. 2158.

1955 Acts. Senate Report No. 1147, see 1955 U.S. Code Cong. and Adm. News, p. 2883.

Amendments

1955 Amendments. Act Aug. 9, 1955 substituted "any provision of this chapter" for "the provisions of this chapter".

Effective Dates

1955 Acts. Amendment by Act Aug. 9, 1955 effective 30 days after Aug. 9, 1955, see § 2 of Act Aug. 9, 1955, set out as a note under § 375 of this title.

LIBRARY REFERENCES

Forms

Sentence and fine, see West's Federal Forms § 7531 et seq.

§ 378. Jurisdiction to prevent and restrain violations

The United States district courts shall have jurisdiction to prevent and restrain violations of this chapter.

(Oct. 19, 1949, c. 699, § 4, as added Aug. 9, 1955, c. 695, § 1, 69 Stat. 628.)

HISTORICAL AND STATUTORY NOTES

Revision Notes and Legislative Reports

1949 Acts. Senate Report No. 644, see 1949 U.S. Code Cong. Service, p. 2158.

1955 Acts. Senate Report No. 1147, see 1955 U.S. Code Cong. and Adm. News, p. 2883.

Effective Dates

1955 Acts. Section effective 30 days after Aug. 9, 1955, see § 2 of Act Aug. 9, 1955, set out as a note under § 375 of this title.

LIBRARY REFERENCES

American Digest System

Federal Courts ⇐229.

Encyclopedias

C.J.S. Federal Courts § 31.

Forms

Jurisdiction and venue in district courts, matters pertaining to, see West's Federal Forms § 1001 et seq.

Preliminary injunctions and temporary restraining orders, matters pertaining to, see West's Federal Forms § 5271 et seq.

NOTES OF DECISIONS

Evidence 2
Jurisdiction 1

1. Jurisdiction

This section providing that federal district court shall have jurisdiction to prevent and restrain violations of this chapter does not create exclusive jurisdiction in such courts, and power to enforce remains in state courts. Angelica Co. v. Goodman, N.Y.Sup.1966, 276 N.Y.S.2d 766, 52 Misc.2d 844.

2. Evidence

In view of fact that record was replete with testimony of defendants' numerous purposeful failures to make reports required by this chapter, and in view of evidence that defendants were willfully making only partial reports of persons who purchased cigarettes with knowledge that full reports were required under its provisions, any error in admitting, over hearsay objections, evidence of negative listings under this chapter which were sent to and compiled by the Florida Department of Beverages was harmless. U. S. v. Melvin, C.A.5 (Fla.) 1977, 544 F.2d 767, certiorari denied 97 S.Ct. 1184, 430 U.S. 910, 51 L.Ed.2d 587.

Exhibit F

United States General Accounting Office

GAO

Report to Congressional Requesters

August 2002

INTERNET CIGARETTE SALES

Giving ATF Investigative Authority May Improve Reporting and Enforcement

GAO

Accountability * Integrity * Reliability

GAO-02-743

Contents

Figure

Abbreviations

ATF	Bureau of Alcohol, Tobacco and Firearms
CCTA	Contraband Cigarette Trafficking Act
DOJ	Department of Justice
FBI	Federal Bureau of Investigation
FTA	Federation of Tax Administrators

GAO

Accountability * Integrity * Reliability

United States General Accounting Office
Washington, DC 20548

August 9, 2002

The Honorable John Conyers
Ranking Minority Member
Committee on the Judiciary
House of Representatives

The Honorable Martin T. Meehan
House of Representatives

The Jenkins Act (15 U.S.C. §375-378) requires any person who sells and ships cigarettes across a state line to a buyer, other than a licensed distributor, to report the sale to the buyer's state tobacco tax administrator. The act establishes misdemeanor penalties for violating the act. Compliance with this federal law by cigarette sellers enables states to collect cigarette excise taxes from consumers.[1] However, some state and federal officials are concerned that as Internet cigarette sales continue to grow, particularly as states' cigarette taxes increase, so will the amount of lost state tax revenue due to noncompliance with the Jenkins Act. One research firm estimated that Internet tobacco sales in the United States will exceed $5 billion in 2005 and that the states will lose about $1.4 billion in tax revenue from these sales.[2]

You expressed concern about the extent of compliance by Internet cigarette vendors with the Jenkins Act. In response to your request, this report describes

- enforcement actions taken by the Department of Justice (DOJ) and the Bureau of Alcohol, Tobacco and Firearms (ATF) and factors that have affected the level and extent of such actions;

[1] States may also collect applicable sales and/or use taxes.

[2] *Online Tobacco Sales Grow, States Lose*, Forrester Research, Inc. (April 27, 2001). These estimates are for all tobacco products, including cigarettes which make up the majority of tobacco sales; and the tax loss estimate appears to include state cigarette excise taxes and state and local sales and use taxes. However, we were unable to assess the reliability of th estimates because the methodology used in developing it, including key assumptions and data, is proprietary.

$500

- efforts selected states have taken to promote compliance with the Jenkins Act and estimates by these states of the impact of noncompliance on their tax revenues; and
- information on Internet cigarette vendors, including Web site addresses and other contact information, whether they indicate compliance with the act, whether they notify customers of their reporting responsibilities and the customers' potential tax liability, the average monthly volume of sales, and whether the vendors place a maximum limit on orders.

To address these areas, we obtained information from DOJ and ATF headquarters regarding federal Jenkins Act enforcement actions with respect to Internet cigarette sales. We interviewed officials and obtained documentation from nine selected states[3] regarding states' efforts to promote Jenkins Act compliance by Internet cigarette vendors and estimates of the impact of noncompliance on tax revenues. In addition, we reviewed 147 Internet cigarette vendor Web sites to obtain needed information, and we interviewed representatives of five Internet vendors.

Results in Brief

The DOJ is responsible for enforcing the Jenkins Act, and the Federal Bureau of Investigation (FBI) is the primary investigative authority. However, DOJ and FBI headquarters officials did not identify any actions taken to enforce the Jenkins Act with respect to Internet cigarette sales.

ATF has ancillary authority to enforce the Jenkins Act.[4] Since 1997, ATF has initiated three investigations of Internet cigarette vendors for cigarette

[3] As discussed in the Scope and Methodology section in app. I, we contacted tobacco tax officials in 11 states to determine whether they had undertaken efforts to promote compliance with the Jenkins Act by Internet cigarette vendors and to ask related questions. Officials in 9 states provided us with information: Alaska, California, Hawaii, Iowa, Maine, Massachusetts, Rhode Island, Washington, and Wisconsin. Officials in New Jersey and New York did not provide the information we requested in time for it to be included in the report. We selected the 10 states with the highest cigarette excise tax rates on January 1, 2002, based on the presumption these states would be among those most interested in promoting Jenkins Act compliance to collect cigarette taxes; and we selected one additional state that appeared, based on our Internet research and information from state officials we interviewed while planning our work, to have taken action to promote Jenkins Act compliance by Internet cigarette vendors.

[4] With ancillary authority to enforce the Jenkins Act, if ATF investigates a possible Contraband Cigarette Trafficking Act violation (i.e., cigarette smuggling), for which it has primary jurisdiction, and determines there is a possible Jenkins Act violation, then ATF may also investigate the Jenkins Act violation and refer it to DOJ for prosecution or injunctive relief.

smuggling, a felony offense, which included the investigation of potential Jenkins Act violations. One investigation is ongoing, another was referred to state authorities who obtained Jenkins Act compliance by the vendor without prosecution, and a third was not pursued by a grand jury. ATF is planning other actions to promote compliance with the act and address the growing issue of Internet cigarette sales. ATF officials said consideration should be given to transferring primary jurisdiction for investigating Jenkins Act violations from the FBI to ATF. According to the officials, having primary jurisdiction would give ATF comprehensive authority to enforce federal laws involving interstate cigarette distribution. The officials said ATF would use resources to specifically conduct Jenkins Act investigations, which should result in increased enforcement.

Overall, seven of nine selected states had made some effort to promote Jenkins Act compliance by Internet cigarette vendors. These efforts consisted of contacting Internet vendors and U.S. Attorneys' Offices, but they produced few results. Six of the seven states, for example, contacted Internet vendors to inform them of their Jenkins Act reporting responsibilities. However, some vendors told state officials that they did not have to comply with the Jenkins Act. For those Internet vendors that did respond by reporting cigarette sales, the states generally collected small amounts of cigarette taxes from consumers. In addition, two of the seven states asked U.S. Attorneys to help promote Jenkins Act compliance by sending letters to Internet cigarette vendors informing them of the Jenkins Act reporting requirements. The U.S. Attorneys, however, did not provide the requested assistance.

Officials in all nine states expressed concern that Internet cigarette sales would continue to increase in the future, with a growing and substantial negative effect on their tax revenues. Officials in one state, California, estimated a tax loss of approximately $13 million from May 1999 through September 2001 because of Internet cigarette vendors not complying with the Jenkins Act. However, officials in each of the states said that they lack the legal authority to successfully address this problem on their own and that greater federal action is needed to enforce the Jenkins Act. Officials in four of the states said that they believe ATF should be the federal agency with primary jurisdiction for enforcing the act.

Our Internet search efforts identified 147 Web site addresses for Internet cigarette vendors based in the United States (see app. II). None of the Web sites posted information that indicated the vendors complied with the Jenkins Act.[5] Conversely, information posted on 78 percent of the Web sites indicated the vendors do not comply with the act. For example, 31 percent of the Web sites stated the vendors either do not report cigarette sales or do not comply with the Jenkins Act. Sixteen percent of the Web sites and four vendor representatives cited their Native American status, the Internet Tax Freedom Act, and other laws as reasons for not complying with the act. However, our review of the laws cited, as well as the Jenkins Act and its legislative history, indicates that neither Native American status nor any of the laws cited relieve Internet vendors of their Jenkins Act responsibilities. Only 5 percent of the Web sites posted notices of the vendors' reporting responsibilities under the Jenkins Act, and those that did also indicated that the vendors do not comply. Twenty-one percent of the Web sites contained statements notifying customers of their potential state tax liability for cigarette purchases or the customers' responsibility for complying with state cigarette laws.

We were able to obtain only limited information on the volume of cigarette sales by Internet vendors. Few vendor Web sites stated that the vendors have maximum limits on cigarette orders. Some vendor representatives said that the reason they had limits was to ensure that their cigarette sales are for personal use and/or to avoid violating federal cigarette smuggling law.

To improve the federal government's efforts in enforcing the Jenkins Act and promoting compliance with the act by Internet cigarette vendors, which may lead to increased state tax revenues from cigarette sales, the Congress should provide ATF with primary jurisdiction to investigate violations of the act. Transferring primary investigative jurisdiction is particularly appropriate at this time because of the FBI's new challenges and priorities related to the threat of terrorism and the FBI's increased counterterrorism efforts.

DOJ and ATF commented on a draft of this report. Both DOJ and ATF suggested that if violations of the Jenkins Act were felonies instead of misdemeanors, U.S. Attorneys' Offices might be less reluctant to prosecute violations. ATF further noted that individuals might be deterred from committing violations if they were felonies. ATF also suggested that other

[5] The Jenkins Act does not require cigarette sellers to notify customers regarding whether or not they comply with the act's reporting requirements.

legislative changes might assist states in the collection of excise taxes on cigarettes sold over the Internet. Although we are not in a position to offer our judgment on whether violations of the Jenkins Act should be misdemeanors or felonies, or whether states would benefit from the legislative changes suggested by ATF, we believe this report provides information to help Congress make those decisions.

Background

Each state, and the District of Columbia, imposes an excise tax on the sale of cigarettes, which vary from state to state. As of January 1, 2002, the state excise tax rates for a pack of 20 cigarettes ranged from 2.5 cents in Virginia to $1.425 in Washington (see fig.1). The liability for these taxes generally arises once the cigarettes enter the jurisdiction of the state.

Figure 1: State Cigarette Excise Tax Rates, in Cents, Per Pack of 20 Cigarettes, as of January 1, 2002



Wash. 142.5
Ore. 68.0
Calif. 87.0
Idaho 28.0
Nev. 35.0
Mont. 18.0
Wyo. 12.0
Utah 51.5
Ariz. 58.0
Colo. 20.0
N.Mex. 21.0
N.Dak. 44.0
S.Dak. 33.0
Nebr. 34.0
Kans. 24.0
Okla. 23.0
Tex. 41.0
Minn. 48.0
Iowa 36.0
Mo. 17.0
Ark. 31.5
La. 24.0
Wis. 77.0
Ill. 58.0
Mich. 75.0
Ind. 15.5
Ohio 24.0
Ky. 3.0
Tenn. 13.0
Miss. 18.0
Ala. 16.5
Ga. 12.0
Fla. 33.9
S.C. 7.0
N.C. 5.0
Va. 2.5
Pa. 31.0
N.Y. 111.0
Maine 100.0
Vt. 44.0
N.H. 52.0
Mass. 76.0
R.I. 100.0
Conn. 50.0
N.J. 80.0
Del. 24.0
Md. 66.0
D.C. 65.0
W.Va. 17.0
Alaska 100.0
Hawaii 100.0

Note: The 10 states highlighted had cigarette excise tax rates that were higher than the rates of the other 40 states and the District of Columbia on January 1, 2002.

Source: Developed by GAO based on Federation of Tax Administrators' data.

Many states have increased their cigarette excise taxes in recent years with the intention of increasing tax revenue and discouraging people from smoking. As a result, many smokers are seeking less costly alternatives for purchasing cigarettes, including buying cigarettes while traveling to a neighboring state with a lower cigarette excise tax. The Internet is an alternative that offers consumers the option and convenience of buying cigarettes from vendors in low-tax states without having to physically travel there.

Consumers who use the Internet to buy cigarettes from vendors in other states are liable for their own state's cigarette excise tax and, in some cases, sales and/or use taxes. States can learn of such purchases and the taxes due when vendors comply with the Jenkins Act. Under the act, cigarette vendors who sell and ship cigarettes into another state to anyone other than a licensed distributor must report (1) the name and address of the persons to whom cigarette shipments were made, (2) the brands of cigarettes shipped, and (3) the quantities of cigarettes shipped. Reports must be filed with a state's tobacco tax administrator no later than the 10th day of each calendar month covering each and every cigarette shipment made to the state during the previous calendar month. The sellers must also file a statement with the state's tobacco tax administrator listing the seller's name, trade name (if any), and address of all business locations. Failure to comply with the Jenkins Act's reporting requirements is a misdemeanor offense, and violators are to be fined not more than $1,000, or imprisoned not more than 6 months, or both. Although the Jenkins Act, enacted in 1949, clearly predates and did not anticipate cigarette sales on the Internet, vendors' compliance with the act could result in states collecting taxes due on such sales. According to DOJ, the Jenkins Act itself does not forbid Internet sales nor does it impose any taxes.

Limited Federal Involvement with the Jenkins Act and Internet Cigarette Sales

The federal government has had limited involvement with the Jenkins Act concerning Internet cigarette sales. We identified three federal investigations involving such potential violations, and none of these had resulted in prosecution (one investigation was still ongoing at the time of our work). No Internet cigarette vendors had been penalized for violating the act, nor had any penalties been sought for violators.

FBI has Primary Investigative Jurisdiction

The Attorney General of the United States is responsible for supervising the enforcement of federal criminal laws, including the investigation and prosecution of Jenkins Act violations.[6] The FBI has primary jurisdiction to investigate suspected violations of the Jenkins Act. However, DOJ and FBI officials were unable to identify any investigations of Internet cigarette vendors or other actions taken to enforce the act's provisions regarding Internet cigarette sales. According to DOJ, the FBI could not provide information on actions to investigate Jenkins Act violations, either by itself or in connection with other charges, because the FBI does not have a section or office with responsibility for investigating Jenkins Act violations and does not track such investigations. Also, DOJ said it does not maintain statistical information on resources used to investigate and prosecute Jenkins Act offenses.

In describing factors affecting the level and extent of FBI and DOJ enforcement actions with respect to the Jenkins Act and Internet cigarette sales, DOJ noted that the act creates misdemeanor penalties for failures to report information to state authorities, and appropriate referrals for suspected violations must be considered with reference to existing enforcement priorities. In this regard, we recognized that the FBI's priorities have changed. In June 2002 congressional testimony,[7] the Comptroller General noted that the FBI is at the front line of defending the public and our way of life from a new and lethal threat, that of terrorism against Americans. The Comptroller General testified that the FBI Director recognized the need to refocus priorities to meet the demands of a changing world and is now taking steps to realign resources to achieve his objectives. In May 2002, the FBI Director unveiled the second phase of a FBI reorganization, with proposed changes designed to build on initial reorganization actions taken in December 2001. A key element of the reorganization is to "redirect FBI's agent workforce to ensure that all available energies and resources are focused on the highest priority threat to the nation, i.e., terrorism." In light of the events of September 11, 2001, this shift is clearly not unexpected and is, in fact, consistent with the FBI's 1998 Strategic Plan and the current DOJ Strategic Plan. Since September 11, unprecedented levels of FBI resources have been devoted to

[6] 28 U.S.C. §533 provides that the Attorney General of the United States may appoint officials "to detect and prosecute crimes against the United States…" except where investigative jurisdiction has otherwise been assigned by law.

[7] U.S. General Accounting Office, *FBI Reorganization: Initial Steps Encouraging but Broad Transformation Needed*, GAO-02-865T (Washington, D.C.: June 21, 2002).

counterterrorism and intelligence initiatives with widespread public approval. The Comptroller General testified that enhancement of FBI resources for counterterrorism and other planned actions seem to be rational steps to building agency capacity to fight terrorism.

ATF has Ancillary Enforcement Authority

ATF, which enforces federal excise tax and criminal laws and regulations related to tobacco products, has ancillary authority to enforce the Jenkins Act. ATF special agents investigate trafficking of contraband tobacco products in violation of federal law and sections of the Internal Revenue Code. For example, ATF enforces the Contraband Cigarette Trafficking Act (CCTA), which makes it unlawful for any person to ship, transport, receive, possess, sell, distribute, or purchase more than 60,000 cigarettes that bear no evidence of state cigarette tax payment in the state in which the cigarettes are found, if such state requires a stamp or other indicia to be placed on cigarette packages to demonstrate payment of taxes (18 U.S.C. 2342).[8] ATF is also responsible for the collection of federal excise taxes on tobacco products and the qualification of applicants for permits to manufacture tobacco products, operate export warehouses, or import tobacco products. ATF inspections verify an applicant's qualification information, check the security of the premise, and ensure tax compliance.

To enforce the CCTA, ATF investigates cigarette smuggling across state borders to evade state cigarette taxes, a felony offense. Internet cigarette vendors that violate the CCTA, either directly or by aiding and abetting others, can also be charged with violating the Jenkins Act if they failed to comply with the act's reporting requirements. ATF can refer Jenkins Act matters uncovered while investigating CCTA violations to DOJ or the appropriate U.S. Attorney's Office for charges to be filed. ATF officials identified three investigations since 1997 of Internet vendors for cigarette smuggling in violation of the CCTA and violating the Jenkins Act.

- In 1997, a special agent in ATF's Anchorage, Alaska, field office noticed an advertisement by a Native American tribe in Washington that sold cigarettes on the Internet. ATF determined from the Alaska Department of Revenue that the vendor was not reporting cigarette sales as required by the Jenkins Act, and its investigation with another ATF office showed that the vendor was shipping cigarettes into Alaska.

[8] Certain persons, including permit holders under the Internal Revenue Code, common carriers with proper bills of lading, or individuals licensed by the state where the cigarettes are found, may possess these cigarettes (18 U.S.C. 2341).

After ATF discussed potential cigarette smuggling and Jenkins Act violations with the U.S. Attorney's Office for the District of Alaska, it was determined there was no violation of the CCTA.[9] The U.S. Attorney's Office did not want to pursue only a Jenkins Act violation, a misdemeanor offense,[10] and asked ATF to determine whether there was evidence that other felony offenses had been committed. Subsequently, ATF formed a temporary task force with Postal Service inspectors and state of Alaska revenue agents, which demonstrated to the satisfaction of the U.S. Attorney's Office that the Internet cigarette vendor had committed mail fraud. The U.S. Attorney's Office agreed to prosecute the case and sought a grand jury indictment for mail fraud, but not for violating the Jenkins Act. The grand jury denied the indictment.[11] In a letter dated September 1998, the U.S. Attorney's Office requested that the vendor either cease selling cigarettes in Alaska and file the required Jenkins Act reports for previous sales, or come into compliance with the act by filing all past and future Jenkins Act reports. In another letter dated December 1998, the U.S. Attorney's Office instructed the vendor to immediately comply with all requirements of the Jenkins Act. However, an official at the Alaska Department of Revenue told us that the vendor never complied. No further action has been taken.

- Another investigation, carried out in 1999, involved a Native American tribe selling cigarettes on the Internet directly to consumers and other tribes. The tribe was not paying state tobacco excise taxes or notifying states of cigarette sales to other than wholesalers, as required by the Jenkins Act. ATF referred the case to the state of Arizona, where it was resolved with no criminal charges filed by obtaining the tribe's agreement to comply with Jenkins Act requirements.

- A third ATF investigation of an Internet vendor for cigarette smuggling and Jenkins Act violations was ongoing at the time of our work.

[9] The U.S. Attorney's Office determined there was no CCTA violation because the state of Alaska did not require that tax stamps be placed on cigarette packages as evidence that state taxes were paid.

[10] According to DOJ, legal considerations and professional obligations preclude DOJ from discussing the specific reasons for such decisions by a U.S. Attorney's Office in a particular case.

[11] DOJ could not disclose the reason the indictment was denied because, according to DOJ, Rule 6(e) of the Federal Rules of Criminal Procedure bars DOJ from discussing matters occurring before a grand jury.

On January 31, 2002, the Commissioner of the Connecticut Department of Revenue Services sent a letter to the Director of ATF requesting assistance in addressing the growing problem of Internet and mail order cigarette sales without Jenkins Act compliance. The ATF Director responded to the Commissioner by letter dated April 5, 2002. The ATF Director expressed concern about growing Internet cigarette sales and the impact on collection of state cigarette excise taxes. The Director highlighted three initiatives ATF is planning to help address this problem.

- ATF will solicit the cooperation of tobacco manufacturers and determine who is selling cigarettes to Internet and mail order companies. ATF believes the tobacco manufacturers will render support and place their distributors on notice that some of their customers' business practices may be defrauding states of tax revenues. The Director said ATF will remind the tobacco manufacturers of Jenkins Act requirements and that sales involving Native Americans are not exempt.
- ATF will contact shippers/couriers to determine if they have any prohibitions against the shipment of cigarettes. ATF will also inform them of the likelihood that some of their customers are selling cigarettes on the Internet and violating the Jenkins Act, as well as potentially committing mail fraud, wire fraud, and money laundering offenses. ATF will request that the common carriers be more vigilant and conscientious regarding their customers and the laws they could be violating.
- According to the Director, ATF will provide technical assistance to the state of Connecticut or members of the U.S. Congress working with Connecticut on a legislative response to address the issue of tobacco sales on the Internet.

ATF officials said that because ATF does not have primary Jenkins Act jurisdiction, it has not committed resources to investigating violations of the act. However, the officials said strong consideration should be given to transferring primary jurisdiction for investigating Jenkins Act violations from the FBI to ATF. According to ATF, it is responsible for, and has committed resources to, regulating the distribution of tobacco products and investigating trafficking in contraband tobacco products. A change in Jenkins Act jurisdiction would give ATF comprehensive authority at the federal level to assist states in preventing the interstate distribution of cigarettes resulting in lost state cigarette taxes since ATF already has investigative authority over the CCTA, according to the officials. The officials also told us ATF has special agents and inspectors that obtain specialized training in enforcing tax and criminal laws related to tobacco products, and, with primary jurisdiction, ATF would have the investigative authority and would use resources to specifically conduct investigations to enforce the Jenkins Act, which should result in greater enforcement of the act than in the past.

States Have Taken Action to Promote Jenkins Act Compliance by Internet Cigarette Vendors, but Results Were Limited

Officials in nine states that provided us information all expressed concern about Internet cigarette vendors' noncompliance with the Jenkins Act and the resulting loss of state tax revenues. For example, California officials estimated that the state lost approximately $13 million in tax revenue from May 1999 through September 2001, due to Internet cigarette vendors' noncompliance with the Jenkins Act. Overall, the states' efforts to promote compliance with the act by Internet vendors produced few results. Officials in the nine states said that they lack the legal authority to successfully address this problem on their own. They believe greater federal action is needed, particularly because of their concern that Internet cigarette sales will continue to increase with a growing and substantial negative effect on tax revenues.

States' Efforts Produced Limited Results

Starting in 1997, seven of the nine states had made some effort to promote Jenkins Act compliance by Internet cigarette vendors. These efforts involved contacting Internet vendors and U.S. Attorneys' Offices. Two states had not made any such efforts.

Six of the seven states tried to promote Jenkins Act compliance by identifying and notifying Internet cigarette vendors that they are required to report the sale of cigarettes shipped into those states. Generally, officials in the six states learned of Internet vendors by searching the Internet, noticing or being told of vendors' advertisements, and by state residents or others notifying them. Five states sent letters to the identified vendors concerning their Jenkins Act reporting responsibilities, and one state made telephone calls to the vendors.

After contacting the Internet vendors, the states generally received reports of cigarette sales from a small portion of the vendors notified.[12] The states

[12] Cigarette vendors are not required to report to a state unless they sell and ship cigarettes into the state. Consequently, the states do not know if the Internet vendors that were notified but did not respond had any cigarette sales to report.

then contacted the state residents identified in the reports, and they collected taxes from most of the residents contacted. When residents did not respond and pay the taxes due, the states carried out various follow-up efforts, including sending additional notices and bills, assessing penalties and interest, and deducting amounts due from income tax refunds. Generally, the efforts by the six states to promote Jenkins Act compliance were carried out periodically and required few resources. For example, a Massachusetts official said the state notified Internet cigarette vendors on five occasions starting in July 2000, with one employee working a total of about 3 months on the various activities involved in the effort.

Table 1 summarizes the six states' efforts to identify and notify Internet cigarette vendors about the Jenkins Act reporting requirements and shows the results that were achieved. There was little response by the Internet vendors notified. Some of the officials told us that they encountered Internet vendors that refused to comply and report cigarette sales after being contacted. For example, several officials noted that Native Americans often refused to report cigarette sales, with some Native American vendors citing their sovereign nation status as exempting them from the Jenkins Act, and others refusing to accept a state's certified notification letters. Also, an attorney for one vendor informed the state of Washington that the vendor would not report sales because the Internet Tax Freedom Act relieved the vendor of Jenkins Act reporting requirements.

Table 1: Summary of Six States' Efforts to Promote Jenkins Act Compliance Since 1997

State	Number of Internet vendors identified and notified	Number of Internet vendors that responded with reports of cigarette sales	Number of residents identified and notified	Number of residents that responded	Amount of taxes, penalties, and interest collected[a]
Alaska	15[b,c]	2	3	1	$9,850
California	167 (approx.)[c,d]	20 (approx.)	23,500 (approx.)	13,500 (approx.)	$1.4 million (approx.)
Massachusetts	262	13	None[e]	None	None
Rhode Island	Number unknown	None[f]	None	None	None
Washington	186	8	800 (approx.)	560 (approx.)	$29,898
Wisconsin	21	6	696	696	$80,200

Note: Massachusetts' data are as of May 2002, Washington and Wisconsin's data are as of April 2002, Alaska's and Rhode Island's data are as of March 2002, and California's data are through September 2001.

[a]Not all states collected penalties and interest, and some of the amounts paid include sales and use taxes in addition to cigarette excise taxes. Some of the amounts paid by residents were for more cigarette purchases than the vendors reported to the state.

[b]Alaska identified 17 vendors, but did not know where 2 were located and could not notify them.

[c]Alaska and California sent ATF a copy of each letter mailed to Internet cigarette vendors notifying them of their Jenkins Act reporting responsibilities.

[d]California started its Internet/Mail Order Program in May 1999. Through September 2001, 196 vendors had been identified and notified, of which about 85 percent, or approximately 167, were Internet vendors. All 20 vendors that responded were Internet vendors.

[e]At the time of our work, Massachusetts had not notified the residents identified in reports provided by the 13 vendors that responded out of the 262 vendors notified because the state was in the process of developing policy regarding Jenkins Act compliance and reports of residents' Internet cigarette purchases.

[f]No Internet cigarette vendors reported cigarette sales in response to Rhode Island notifying them of their Jenkins Act reporting responsibilities.

Source: Developed by GAO from data provided by the above states.

Apart from the states' efforts to identify and notify Internet cigarette vendors, state officials noted that some Internet vendors voluntarily complied with the Jenkins Act and reported cigarette sales on their own. The states subsequently contacted the residents identified in the reports to collect taxes. For example, a Rhode Island official told us there were three or four Internet vendors that voluntarily reported cigarette sales to the state. Based on these reports, Rhode Island notified about 400 residents they must pay state taxes on their cigarette purchases and billed these residents over $76,000 (the Rhode Island official that provided this information did not know the total amount collected). Similarly, Massachusetts billed 21 residents for cigarette taxes and collected $2,150 based on reports of cigarette sales voluntarily sent to the state.

Three of the seven states that made an effort to promote Jenkins Act compliance by Internet cigarette vendors contacted U.S. Attorneys and requested assistance. The U.S. Attorneys, however, did not provide the assistance requested. The states' requests and responses by the U.S. Attorneys' Offices are summarized below.

- In March 2000, Iowa and Wisconsin officials wrote letters to three U.S. Attorneys in their states requesting assistance. The state officials asked the U.S. Attorneys to send letters to Internet vendors the states had identified, informing the vendors of the Jenkins Act and directing them to comply by reporting cigarette sales to the states. The state officials provided a draft letter and offered to handle all aspects of the mailings. The officials noted they were asking the U.S. Attorneys to send the letters over their signatures because the Jenkins Act is a federal law and a statement from a U.S. Attorney would have more impact than from a state official. However, the U.S. Attorneys did not provide the assistance requested. According to Iowa and Wisconsin officials, two U.S. Attorneys' Offices said they were not interested in helping, and one did not respond to the state's request.[13]

- After contacting the FBI regarding an Internet vendor that refused to report cigarette sales, saying that the Internet Tax Freedom Act relieved the vendor of Jenkins Act reporting requirements, the state of Washington acted on the FBI's recommendation and wrote a letter in April 2001 requesting that the U.S. Attorney initiate an investigation. According to a Washington official, the U.S. Attorney's Office did not pursue this matter and noted that a civil remedy (i.e., lawsuit) should be sought by the state before seeking a criminal action.[14] At the time of our work, the state was planning to seek a civil remedy.

- In July 2001, the state of Wisconsin wrote a letter referring a potential Jenkins Act violation to the U.S. Attorney for prosecution. According to a Wisconsin official, this case had strong evidence of Jenkins Act noncompliance—there were controlled and supervised purchases made on the Internet of a small number of cartons of cigarettes, and

[13] DOJ noted that federal prosecutors generally do not issue advisory opinions about prosecutive matters, as they may subsequently be presented with the need to make an actual decision based on specific facts. The issuance of such an opinion might create the basis for a legal dispute if a subsequent prosecution were undertaken.

[14] According to DOJ, legal considerations and professional obligations preclude DOJ from discussing the specific reasons for such decisions by a U.S. Attorney's Office in a particular case.

the vendor had not reported the sales to Wisconsin. The U.S. Attorney's Office declined to initiate an investigation, saying that it appeared this issue would be best handled by the state "administratively."[15] The Wisconsin official told us, however, that Wisconsin does not have administrative remedies for Jenkins Act violations, and, in any case, the state cannot reach out across state lines to deal with a vendor in another state.

States Concerned about Internet Vendors' Noncompliance and Believe Greater Federal Action is Needed

Officials in each of the nine states expressed concern about the impact that Internet cigarette vendors' noncompliance with the Jenkins Act has on state tax revenues. The officials said that Internet cigarette sales will continue to grow in the future and are concerned that a much greater and more substantial impact on tax revenues will result. One state, California, estimated that its lost tax revenue due to noncompliance with the Jenkins Act by Internet cigarette vendors was approximately $13 million from May 1999 through September 2001.[16]

Officials in all nine states said that they are limited in what they can accomplish on their own to address this situation and successfully promote Jenkins Act compliance by Internet cigarette vendors. All of the officials pointed out that their states lack the legal authority necessary to enforce the act and penalize the vendors who violate it, particularly with the vendors residing in other states. Officials in three states told us that efforts to promote Jenkins Act compliance are not worthwhile because of such limitations, or are not a priority because of limited resources.

Officials in all nine states said that they believe greater federal action is needed to enforce the Jenkins Act and promote compliance by Internet cigarette vendors. Four state officials also said they believe ATF should have primary jurisdiction to enforce the act. One official pointed out that his organization sometimes dealt with ATF on tobacco matters, but has never interacted with the FBI. Officials in the other five states did not

[15] According to DOJ, legal considerations and professional obligations preclude DOJ from discussing the specific reasons for such decisions by a U.S. Attorney's Office in a particular case.

[16] The Excise Taxes Division, California State Board of Equalization, did not make an official analyses of lost revenue. The $12.75 million estimate is a projection by the division based on the amount of state excise and use taxes determined as due from cigarette sales reported by out-of-state Internet vendors during the period of May 1999 through September 2001.

express an opinion regarding which federal agency should have primary jurisdiction to enforce the act.

Most Internet Cigarette Vendors Do Not Comply with the Jenkins Act, Notify Consumers of Their Responsibilities, or Provide Information on Sales Volume

Through our Internet search efforts (see app. I), we identified 147 Web site addresses for Internet cigarette vendors based in the United States and reviewed each Web site linked to these addresses.[17] Our review of the Web sites found no information suggesting that the vendors comply with the Jenkins Act. Some vendors cited reasons for not complying that we could not substantiate. A few Web sites specifically mentioned the vendors' Jenkins Act reporting responsibilities, but these Web sites also indicated that the vendors do not comply with the act. Some Web sites provided notice to consumers of their potential state tax liability for Internet cigarette purchases. We also found that information on vendor cigarette sales volume is very limited, and few of the Web sites we reviewed posted maximum limits for online cigarette orders.

Majority of Web sites Indicate that Vendors do Not Comply with the Jenkins Act

None of the 147 Web sites we reviewed stated that the vendor complies with the Jenkins Act and reports cigarette sales to state tobacco tax administrators.[18] Conversely, as shown in table 2, information posted on 114 (78 percent) of the Web sites indicated the vendors' noncompliance with the act through a variety of statements posted on the sites. Thirty-three Web sites (22 percent) provided no indication about whether or not the vendors comply with the act.

[17] The 147 Web site addresses appear to represent 122 different Internet cigarette vendors. We made this determination by comparing information such as vendor names, company names, street addresses, P.O. Box numbers, and telephone numbers. For example, some Web sites had the same mailing address and telephone number, suggesting they were separate Web sites being operated by one company. The vendors' Web site addresses and other contact information is listed in appendix II.

[18] Two Web sites posted statements indicating that customer information would be released if required; however, both sites also stated that the information would not be given out without the customers' permission. The Jenkins Act does not require cigarette sellers to notify customers regarding whether or not they comply with the act's reporting requirements.

Table 2: Web sites Indicating Internet Cigarette Vendors' Noncompliance with the Jenkins Act

Web site statement indicating noncompliance	Number	Percent
Do not report sales to state tax authorities	44[a]	30
Do not comply with the Jenkins Act	1	1
Keep customer information private	43	29
Silent on reporting, but claim cigarettes are tax-free	26	18
Total	**114**	**78**

[a]One Web site stated that it does not report to state tax authorities and that it does not comply with the Jenkins Act. In determining the number of Web sites indicating noncompliance with the Jenkins Act, we counted this only as a statement that it does not comply with the act.

Source: GAO's analysis of Web site data.

Reasons Cited for Noncompliance with the Jenkins Act

Some Internet vendors cited specific reasons on their Web sites for not reporting cigarette sales to state tax authorities as required by the Jenkins Act. Seven of the Web sites reviewed (5 percent) posted statements asserting that customer information is protected from release to anyone, including state authorities, under privacy laws. Seventeen Web sites (12 percent) state that they are not required to report information to state tax authorities and/or are not subject to the Jenkins Act reporting requirements. Fifteen of these 17 sites are Native American, with 7 of the sites specifically indicating that they are exempt from reporting to states either because they are Native American businesses or because of their sovereign nation status. In addition, 35 Native American Web sites (40 percent of all the Native American sites we reviewed) indicate that their tobacco products are available tax-free because they are Native American businesses.[19]

To supplement our review of the Web sites, we also attempted to contact representatives of 30 Internet cigarette vendors, and we successfully interviewed representatives of 5.[20] One of the 5 representatives said that the vendor recently started to file Jenkins Act sales reports with one

[19] Fifty-nine percent, or 87, of the 147 Web site addresses reviewed are either Native American-owned or located and/or operated on Native American lands.

[20] We were either unable to reach representatives of the remaining 25 vendors we selected to conduct structured interviews, or they declined to answer questions. Our methodology for interviewing vendor representatives is discussed in appendix I.

state.[21] However, the other 4 said that they do not comply with the act and provided us with additional arguments for noncompliance. Their arguments included an opinion that the act was not directed at personal use. An additional argument was that the Internet Tax Freedom Act[22] supercedes the obligations laid out in the Jenkins Act.

Our review of the applicable statutes indicates that neither the Internet Tax Freedom Act nor any privacy laws exempt Internet cigarette vendors from Jenkins Act compliance. The Jenkins Act has not been amended since minor additions and clarifications were made to its provisions in 1953 and 1955; and neither the Internet Tax Freedom Act nor any privacy laws amended the Jenkins Act's provisions to expressly exempt Internet cigarette vendors from compliance. With regard to the Internet Tax Freedom Act, the temporary ban that the act imposed on certain types of taxes on e-commerce did not include the collection of existing taxes, such as state excise, sales, and use taxes.

Additionally, nothing in the Jenkins Act or its legislative history implies that cigarette sales for personal use, or Native American cigarette sales, are exempt. In examining a statute, such as the Jenkins Act, that is silent on its applicability to Native American Indian tribes, courts have consistently applied a three-part analysis. Under this analysis, if the act uses general terms that are broad enough to include tribes, the statute will ordinarily apply unless (1) the law touches "exclusive rights of self-governance in purely intramural matters;" (2) the application of the law to the tribe would abrogate rights guaranteed by Indian treaties; or (3) there is proof by legislative history or some other means that Congress intended the law not to apply to Indians on their reservations. Our review of the case law did not locate any case law applying this analysis to the Jenkins Act. DOJ said that it also could not locate any case law applying the analysis to the Jenkins Act, and DOJ generally concluded that an Indian tribe may be subject to the act's requirements. DOJ noted, however, that considering the lack of case law on this issue, this conclusion is somewhat speculative. ATF has said that sales or shipments of cigarettes from Native

[21] The vendor who said that he does comply with the Jenkins Act told us that he recently started to file reports with the state of Washington after receiving a notice from the state's Department of Revenue. However, he said Washington is the only state he reports to, and he declined to provide us with evidence of his compliance with the act.

[22] P.L. 105-277, Div. C, Title XI, Oct. 21, 1998.

American reservations are not exempt from the requirements of the Jenkins Act.[23]

Few Web sites Provide Notice of the Vendors' Reporting Responsibilities, but Some Provide Notice of Customer Cigarette Tax Liability

Only 8 (5 percent) of the 147 Web sites we reviewed notified customers that the Jenkins Act requires the vendor to report cigarette sales to state tax authorities, which could result in potential customer tax liability. However, in each of these cases, the Web sites that provided notices of Jenkins Act responsibilities also followed the notice with a statement challenging the applicability of the act and indicating that the vendor does not comply. Twenty-eight Web sites (19 percent) either provided notice of potential customer tax liability for Internet cigarette purchases or recommended that customers contact their state tax authorities to determine if they are liable for taxes on such purchases. Three other sites (2 percent) notified customers that they are responsible for complying with cigarette laws in their state, but did not specifically mention taxes. Of the 147 Web sites we reviewed, 108 (73 percent) did not provide notice of either the vendors' Jenkins Act reporting responsibilities or the customers' responsibilities, including potential tax liability, with regard to their states.

Minimal Information Available on Vendor Cigarette Sales Volume; Some Vendors Post Maximum Limits on Orders on Their Web sites

We attempted to collect average monthly sales volume data through our interviews with representatives of Internet cigarette vendors. Two of the five vendor representatives we interviewed provided us with information on average monthly sales volume. One said that he sells approximately 500 cartons a month. The other (who operates two Web sites) referred us to information in his federal Securities and Exchange Commission (SEC) filings.[24] We reviewed a company filing from February 2001 and found that it did not contain data on monthly volume by carton.[25] The information did, however, indicate that the company's revenues from cigarette sales from both Web sites averaged just over $196,000 a month in 2000. The remaining three vendor representatives we interviewed declined to answer specific questions on sales volume. Several of the representatives we spoke with said that the majority of vendors process a low number of cartons each

[23] *Industry Circular*, No. 99-2, Bureau of Alcohol, Tobacco and Firearms, June 6, 1999.

[24] The SEC requires public companies to disclose meaningful financial and other information to the public through a variety of forms and filings.

[25] We reviewed the company's 10K-SB filing. This is the annual report filed with the SEC by small business issuers. The report provides a comprehensive overview of the company's business and must be filed within 90 days after the end of the company's fiscal year.

month and that only a small number of companies sell any significant volume.

Twenty-four (16 percent) of the Web sites we reviewed posted a maximum limit on the number of cigarette cartons that can be ordered through the sites. These limits ranged from a maximum of two cartons per person per order to a maximum of 300 cartons per order. Two of the 24 Web sites specified that the limits were per day and not per order (i.e., maximum purchases of 49 and 149 cartons per day). Three of the vendor representatives we interviewed, including one that does not post a maximum limit on orders, said that they monitor the size of orders and flag any order over a certain amount for manual review and processing. Three vendor representatives said that the reason they have maximum limits and/or monitoring procedures in place is to ensure that their cigarettes are sold for personal use only and not for resale. One representative told us that he believes the CCTA limits the amount of cigarettes he can sell to 300 cartons per day.[26]

Conclusions

States are hampered in attempting to promote Jenkins Act compliance because they lack authority to enforce the act. In addition, violation of the act is a misdemeanor, and U.S. Attorneys' reluctance to pursue misdemeanor violations could be contributing to limited enforcement. Transferring primary investigative jurisdiction from the FBI to ATF would give ATF comprehensive authority at the federal level to enforce the Jenkins Act and should result in more enforcement. ATF's ability to couple Jenkins Act and CCTA enforcement may increase the likelihood it will detect and investigate violators and that U.S. Attorneys will prosecute them. This could lead to improved reporting of interstate cigarette sales, thereby helping to prevent the loss of state cigarette tax revenues. Transferring primary investigative jurisdiction is also appropriate at this time because of the FBI's new challenges and priorities related to the threat of terrorism and the FBI's increased counterterrorism efforts.

[26] The CCTA does not limit the number of cartons that can be sold in a day. As noted on page 8, the CCTA makes it unlawful for any person to ship, transport, receive, possess, sell, distribute, or purchase more than 60,000 cigarettes (i.e., more than 300 cartons containing packs of 20 cigarettes) that bear no evidence of state cigarette tax payment in the state in which the cigarettes are found, if such state requires a stamp or other indicia to be placed on cigarette packages to demonstrate payment of taxes (18 U.S.C. 2342).

Matters for Congressional Consideration

To improve the federal government's efforts in enforcing the Jenkins Act and promoting compliance with the act by Internet cigarette vendors, which may lead to increased state tax revenues from cigarette sales, the Congress should consider providing ATF with primary jurisdiction to investigate violations of the Jenkins Act (15 U.S.C. §375-378).

Agency Comments

DOJ and ATF provided written comments on a draft of this report. The agencies' comments are shown in appendixes III and IV, respectively.

Both DOJ and ATF suggested that if violations of the Jenkins Act were felonies instead of misdemeanors, U.S. Attorneys' Offices might be less reluctant to prosecute violations. ATF further noted that individuals might be deterred from committing Jenkins Act violations if they were felonies.

ATF also suggested that other legislative changes might assist states in the collection of excise taxes on cigarettes sold over the Internet: (1) amend the Jenkins Act to give states the authority to seek injunctions in federal court to prevent businesses violating the act from shipping cigarettes to their residents, similar to a recent amendment to the Webb-Kenyon Act, 27 U.S.C. 122, giving states this authority for alcohol shipments; (2) amend 18 U.S.C. 1716 (f) to prohibit the mailing of cigarettes and other tobacco products through the U.S. Postal Service as this law now does for alcoholic beverage products; and (3) enact federal law establishing requirements for the delivery of cigarettes by common carriers such as Federal Express and UPS (e.g., notify states of shipments, require proof of age before delivery) modeled after 18 U.S.C. Chapter 59 (Sections 1261, et. seq.), which restricts how common carriers may ship alcohol.

Although we are not in a position to offer our judgment on whether violations of the Jenkins Act should be misdemeanors or felonies, or whether states would benefit from the legislative changes suggested by ATF, we believe this report provides information to help Congress make those decisions.

DOJ also provided technical comments on the draft report, which we have incorporated into the report.

We are sending copies of this report to the Chairman, House Committee on the Judiciary; the Attorney General; the Secretary of the Treasury; and other interested parties. We will also make copies available to others upon request. In addition, the report will be available at no charge on GAO's Web site at http://www.gao.gov.

If you or your staff have any questions about this report, please call me at (202) 512-8777 or Darryl W. Dutton at (213) 830-1000. Other key contributors to this report were Ronald G. Viereck, Sarah M. Prehoda, Shirley A. Jones, and Evan B. Gilman.

Paul L. Jones
Director, Justice Issues

Appendix I: Scope and Methodology

To determine actions taken by the Department of Justice (DOJ) and the Bureau of Alcohol, Tobacco and Firearms (ATF) to enforce the Jenkins Act with regard to Internet cigarette sales and factors that may have affected the level and extent of such actions, we provided written questions to DOJ and ATF headquarters requesting the needed information. We interviewed ATF officials and obtained documentation to clarify responses to some of our written questions and acquire additional information.

To determine efforts taken by selected states to promote compliance with the Jenkins Act by Internet cigarette vendors, we contacted tobacco tax authorities in 11 states (Alaska, California, Hawaii, Iowa, Maine, Massachusetts, New Jersey, New York, Rhode Island, Washington, and Wisconsin) to obtain information. We selected the 10 states with the highest cigarette excise tax rates on January 1, 2002, based on the presumption these states would be among those most interested in promoting Jenkins Act compliance to collect cigarette taxes, and we selected one additional state (Iowa) that appeared, based on our Internet research and information from state officials we interviewed while planning our work, to have taken action to promote Jenkins Act compliance by Internet cigarette vendors. Using an ATF circular listing state tobacco tax contacts' telephone numbers for questions regarding state cigarette taxes and reporting requirements, we contacted officials at the Tax Division, Alaska Department of Revenue; Excise Taxes Division, California State Board of Equalization; Department of Taxation, State of Hawaii; Compliance Division, Iowa Department of Revenue and Finance; Sales and Special Tax Division, Maine Revenue Services; Excise Tax Unit (within the Processing Division) and Legal Division, Massachusetts Department of Revenue; Office of Criminal Investigation, New Jersey Division of Taxation; Transaction and Transfer Tax Bureau, New York State Department of Taxation and Finance; Excise Tax Section, Rhode Island Division of Taxation; Special Programs Division and Legislation and Policy Division, Washington Department of Revenue; and Alcohol and Tobacco Enforcement Section, Income, Sales and Excise Tax Division, Wisconsin Department of Revenue.

After contacting these state agencies, we collected information from 9 of the 11 states (New Jersey and New York did not provide the information we requested in time for it to be included in the report) by interviewing officials and obtaining documentation. We collected data on the states' efforts to contact Internet cigarette vendors, including how they identified vendors and notified them of their Jenkins Act responsibilities, and the results of these efforts in terms of the level of response by vendors and the resulting collection of cigarette excise taxes from consumers. We collected information on contacts the states had with DOJ and ATF in carrying out efforts to promote Jenkins Act compliance by Internet cigarette vendors and reporting potential vendor noncompliance. We asked the states to identify impediments to their efforts to promote compliance with the act by Internet cigarette vendors. We also asked the states whether greater federal action is needed to promote greater compliance by Internet cigarette vendors. In addition, we asked for any estimates made by these states of the impact on state tax revenues of noncompliance with the Jenkins Act by Internet cigarette vendors. We did not independently verify the accuracy and reliability of the data provided to us by officials in the 9 states.

We also collected information regarding states from two other sources. From the Federation of Tax Administrators (FTA) Internet Web site, we obtained each state's cigarette excise tax rate that was in effect on January 1, 2002. FTA is a national organization with a mission to improve the quality of state tax administration by providing services to state tax authorities and administrators. The principal tax collection agencies of the 50 states, the District of Columbia, and New York City are the members of FTA. We also contacted Forrester Research, Inc., a private research firm, and obtained a copy of a research brief discussing Internet tobacco sales ("Online Tobacco Sales Grow, States Lose;" April 27, 2001). This brief forecasts Internet tobacco sales in the United States for each year from 2001 through 2005 and estimates the total lost state tax revenue from such sales for each of those years.

To determine readily identifiable Internet cigarette vendors, including their Web site addresses and other contact information, we developed a list of Web site addresses by conducting searches using two major Internet search engines (Brint and Google).[1] To conduct the searches, we used the key words "discount cigarettes," "cheap cigarettes," and "online cigarette sales" as if we were consumers. We used the results of the two searches to compile a universe of 229 Web site addresses for Internet cigarette

[1] We used Brint and Google Internet search engines because they produced lists that consisted almost entirely of Internet cigarette vendors. Other search engines we tried produced lists containing cigarette vendors and thousands of other Web sites, such as cigarette manufacturers, cigarette advocacy sites, and newspapers with articles on cigarettes.

vendors.[2] We reviewed each of the 229 Web sites using a data collection instrument (DCI) we developed, and we collected contact information such as vendor or company names, addresses, and telephone numbers. Upon completing this review, we eliminated 82 Web sites from our universe: 35 Web sites that either did not sell cigarettes or would not open and 47 Web sites that were either located outside of the United States or represented companies, warehouses, or ordering desks located outside the United States.[3] The remaining 147 Web site addresses make up our universe of readily identifiable Internet cigarette vendors.[4] This universe does not necessarily represent all Internet cigarette vendors operating in the United States. Other researchers, state officials, and industry representatives have used various different methodologies and inclusion criteria to identify Internet cigarette vendors and have produced estimates ranging from 88 to about 400 vendors.

To determine whether the 147 readily identifiable Internet cigarette vendor Web sites (1) indicate that the vendors comply with the Jenkins Act; (2) accurately notify potential customers of the vendors' reporting responsibilities under the Jenkins Act and the customers' potential tax liability; and (3) place a maximum limit on cigarette orders, we reviewed each of the 147 Web sites using our DCI. We reviewed all Web site statements and notices regarding matters such as vendor policies, practices, privacy concerns, government requirements, vendor responsibilities, vendor compliance with the act, customer responsibilities, potential customer tax liability, as well as any limits on cigarette orders. In doing so, we examined all the pages on each of the Web sites, including the ordering screens, and proceeded as far as possible in the ordering process without inputting any requested personal information. We analyzed the DCIs to derive descriptive statistics

[2] One Web site that was on both the Brint and Google search lists was a directory for online cigarette sales. This directory contained 10 Internet cigarette vendor Web sites that were not listed separately by the Brint and Google search engines. We included these 10 Web sites in our universe.

[3] We focused our review on U.S.-based Internet cigarette vendors because it is unclear whether the Jenkins Act applies to foreign vendors. Neither the law itself nor its legislative history directly addresses its applicability to foreign vendors.

[4] The 147 Web site addresses appear to represent 122 different Internet cigarette vendors. We made this determination by comparing information such as vendor names, company names, street addresses, P.O. Box numbers, and telephone numbers. For example, some Web sites had the same mailing address and telephone number, suggesting they were separate Web sites being operated by one company.

regarding the Web sites' statements and notices, and we summarized reasons cited on the Web sites for vendors not complying with the Jenkins Act.

To determine (1) whether readily identifiable Internet cigarette vendors can provide evidence of compliance with the Jenkins Act, (2) the average monthly volume of Internet cigarette sales reported by vendors, and (3) whether vendors place a maximum limit on orders to prevent large-scale tax evasion by purchasers who plan to resell cigarettes, we attempted to conduct structured interviews on the telephone with representatives of 30 of the 147 Internet cigarette vendors. We judgmentally selected 13 of these vendors based on, and to ensure diversity among, geographic location and whether or not the vendors were owned by Native Americans or located on Native American lands. We used information from our DCIs to randomly select another 17 vendors from three categories: (1) those with Web sites silent on whether or not they comply with the Jenkins Act, (2) those who placed maximum limits on cigarette orders on their Web sites, and (3) all remaining Web sites. Table 3 provides the results of our attempts to interview representatives of the 30 vendors on the telephone.

Table 3: Results of Attempts to Interview 30 Internet Cigarette Vendor Representatives

Result of telephone calls	Number of vendors
Successfully interviewed representative	5
Refused to answer questions	7
Did not return messages	14
Inaccurate telephone number	2
Constant busy signal	2
Total	**30**

Source: Developed by GAO.

We conducted our work between December 2001 and May 2002 in accordance with generally accepted government auditing standards.

Appendix II: List of GAO-Identified Internet Cigarette Vendors' Web site Addresses and Other Contact Information

www.001cigarettes.com

001Cigarettes.com
25 Church St
Salamanca, NY 14779
(800) 240-8501

www.0taxcigs.com

0TaxCigs.com

www.0taxsmokes.com

RJ's Tobacco Emporium
200 West State St
Salamanca, NY 14779
(800) 720-0475

www.4cheapcigs.com

4 Cheap Cigs
13967 Four Mile Level Rd
Gowanda, NY 14070
(800) 340-9098 or (716) 532-5941

www.a1cigs.com

A1Cigs.com
PO Box 36837
Albuquerque, NM 87176
(866) 264-4060

www.a1discountcigarettes.com

A-1 Discount Cigarettes
PO Box 457
Big Stone Gap, VA 24219
(888) 776-2099

www.a1discountsmokes.com

A1DiscountSmokes.com
31 Church St Suite C
Salamanca, NY 14779
(866) 217-6653

www.aaasmokes.com

AAA Smokes
PO Box 457
Big Stone Gap, VA 24219
(888) 776-2099

www.aabakismokes.com

AabakiSmokes.com
4201 Yale Blvd NE Suite G
Albuquerque, NM 87107
(505) 344-9643

www.affordablecigs.com

Affordablecigs.com

www.americancigaretteshop.com

americancigaretteshop.com
Winston-Salem, NC

www.arrowheadsmokes.com

ArrowHeadSmokes.com
PO Box 217
Collins, NY 14034
(866) 532-0588

www.atozsmokeshop.com

AtoZSmokeShop.com
6906 W Seltice Way
Post Falls, ID
(877) 292-0009

www.awesomesmokes.safeshopper.com

Awesomesmokes.com
(866) 221-8423

www.barbisbutts.com

Barbi's Butts
6648 Rt 417
Kill Buck, NY 14748
(888) 883-3433

www.bigbd.com

Big Bear's Sales
(888) 491-8779

www.bigchiefcigarettes.com

BigChiefCigarettes.com
PO Box 645
Grundy, VA 24614
(800) 658-3711

www.bigindian.com

Big Indian Smoke Shop
1106 Rte 438
Irving, NY 14081
(800) 898-9040

www.bigsixsmokes.com

Big Six Smokes
PO Box 457
Big Stone Gap, VA 24219
(888) 776-2099

www.blackpawtobacco.com

Black Paw Tobacco
1375 Woodchuck Rd
Irving, NY 14081
(888) 860-3550 or (716) 549-7745

www.bucktowntrading.com

Bucktown Tobacco
PO Box 207
Irving, NY 14081
(888) 802-9661

www.budgetcigarettes.com

BudgetCigarettes.com
Ashland, KY
(866) 840-7158

www.bulkcigs.com

BulkCigs.com
VA

www.buydiscountcigarettes.com

BuyDiscountCigarettes.com
250 Sheep Springs Circle
Jemez Pueblo, NM 87024
(888) 437-9797

www.carolinacigarettes.com

CarolinaCigarettes.com
Winston-Salem, NC

www.cheapcigsrus.com

Cheap Cigs R Us
(888) 543-2447 or (631) 283-8047

www.cheapsmoke.com

Cheap Smoke
4340 Sanita Ct Suite F
Louisville, KY 40213
(877) 367-6653

www.cheapsmokesbymail.com

CheapSmokesbyMail.com
PO Box 28
Salamanca, NY 14779
(888) 391-1199

www.cigsmoke1.com

CigSmoke1.com
2287 S Ridgewood Ave
South Dayton, FL 32119
(386) 760-8684

www.cigarette-network.com

Cigarette Network.Com
PO Box 224
Silver Creek, NY 14136
(716) 934-2627

www.cigarettesavers.com

CigaretteSavers.com
(888) 388-1964

www.cigaretteshop.com

Nambe Tobacco Shop
PO Box 3252 Pojoaque Station
Santa Fe, NM 87501
(505) 455-0437

www.cigarettespecials.com

CigaretteSpecials.com
250 Sheep Springs Circle
Jemez Pueblo, NM 87024
(888) 437-9797

www.cigarettes4less.org

Cigarettes 4 Less
(804) 402-2100

www.cigarettesamerica.com

CigarettesAmerica.com
(888) 388-1964

www.cigarettesandtires.com

Cigarettes and Tires
PO Box 336
Salamanca, NY 14070
(866) 887-5777

www.cigarettes-and-tobacco-online.com

Cigarettes-And-Tobacco-Online.com
PO Box 376
Salamanca, NY 14779
(888) 438-8745

www.cigarettesbymail.com

eSmokes.com
PO Box 998
Lowell, NC 28098
(877) 304-1808

www.cigarettesexpress.com

CigarettesExpress.com
31 Church St
Salamanca, NY 14779
(800) 613-2447

www.cigarettesforcents.safeshopper.com

Cigarettes for Cents
(866) 221-8423

www.cigarettes-outlet.net

Cigarettes-Outlet.net
(888) 438-8745

www.cigarettesandmore.com

Cigarettes And More
PO Box 15
Versailles, NY 14168

www.cigarettesforless.com

CigarettesForLess.com
Fulton, KY 42041
(877) 865-9818

www.cigarettesonly.com

CigarettesOnly.com
1525 Cayuga Rd
Irving, NY 14081
(888) 203-7604

www.cigarettessentdirect.com

Cigarettes S.E.N.T Direct
PO Box 199
Irving, NY 14081
(800) 288-1416

www.cigarettewizard.com

CigaretteWizard.com
25 Church St
Salamanca, NY 14779
(800) 488-8555

www.cigexpress.com

cigexpress.com
PO Box 9936
Richmond, VA 23228
(804) 673-9825

www.cigmarket.com

CigMarket.com

www.cigoutlet.com

Cigoutlet.com
1303 Grumman Dr
Richmond, VA 23229
(888) 901-8901

www.cigs4cheap.com

CIGS4CHEAP.com
VA

www.cigs4free.com

Cigs4free.com
PO Box 144
Gowanda, NY 14070
(866) 244-7373

www.cigsonline.com

CigsOnline
Shelby, NC
(704) **471-1005**

www.cigtec.com

CigTec Tobacco
303 Roxbury Industrial Ct
Charles City, VA 23030
(877) 965-6694

www.classacigarettes.com

ClassACigarettes.com
PO Box 185
Gibsonville, NC 27249
(366) 449-6505 or (888) 989-3191

www.classactsmokes.com

Class Act Smokes
27 Main St
Salamanca, NY 14779
(800) 660-7114

crsmokes.com

CR Smokes
982 Route 438
Irving, NY 14081
(800) 603-3412 or (716) 549-5467

www.crazywolfsmokeshop.com

Crazy Wolf Smoke Shop
PO Box 307
Salamanca, NY 14779
(888) 282-4959

www.crocodilelounge.com

The Crocodile Lounge
PO Box 231
Versailles, NY 14168
(877) 532-1425

www.cybercigarettes.com

CigaretteSpecials.com
250 Sheep Springs Circle
Jemez Pueblo, NM 87024
(888) 437-9797

www.cycocigs.com

Cycocigs.com
4201 Yale Blvd NE Suite 6
Albuquerque, NM 87107
(505) 344-9643

www.dannystobacco.com

Danny's Tobacco.com
(888) 792-1599

www.deerpathcigs.com

deerpathcigs.com
(716) 945-1641

www.dirtcheapcig.com

dirtcheapcig.com
900 McGuire Ave Suite C
Paducah, KY 42001
(888) 808-2447

www.discountcigarette.com

Discount Cigarette Outlet
PO Box 2234
Tifton, GA 31793

www.discountcigarettescenter.com

Discount Cigarettes Center
Lexington, KY

www.discountcigarettes4u.com

DiscountCigarettes4U.com
(866) 976-6546

www.discount-tobacco.com

Discount-Tobacco.com
Fulton, KY 42041
(877) 865-9818

www.discountedcigarettes.com

discountedcigarettes.com
NC

www.drivethrusmokeshop.com

Drive Thru Smoke Shop
PO Box 7
Lewiston, NY 14092
(866) 232-2932

www.dutyfreetaxfree.com

Dutyfreetaxfree
PO Box 377
Irving, NY 14081
(877) 853-6645

www.ecig.com

ecig.com
(877) 999-3244

www.ezsmokes.biz

EZSmokes.biz
11125 Southwestern Blvd
Irving, NY 14081
(866) 766-5370 or (716) 549-1134

www.eztobacco.com

EZ Tobacco
PO Box 613
Grundy, VA 24614
(866) 398-6222

www.highlandercigarettes.com

Highlander Discount Cigarettes
370 Fair Oak St
Salamanca, NY 14779
(888) 849-9764

www.hootysapperticker.com

HootySapperTicker
(866) 466-8928

www.hot-ent.com

Honor Our Treaties Enterprises
PO Box 137
Irving, NY 14081
(888) 829-8643

www.indiansmokesonline.com

Indian Smokes Online
Salamanca, NY
(866) 840-4500

www.iroquoisconnection.com

Iroquois Connection
1567 Hare Rd
Irving, NY 14081
(877) 674-8283

www.iroquoisdirect.com

Iroquois Tobacco Direct
6665 Rt 219
Kill Buck, NY 14748
(888) 999-5509

www.joesmoke.com

JoeSmoke.com
PO Box 11
Lawtons, NY 14091
(877) 874-5252

www.keweenawbay.com

Keweenaw Bay Trading Post
PO Box 545
Baraga, MI 49908
(888) 438-8745 or (906) 524-2922

www.killbucktradingpost.com

Kill Buck Trading Post
PO Box 294
Kill Buck, NY 14748
(800) 290-3788

lasmokeshop.com

Lou Ann's Smoke Shop
PO Box 460
Collins, NY 14034
(716) 532-1181 or (877) 532-1181

www.lightupforless.safeshopper.com

LightUpForLess.com
(888) 222-8423

www.lightem-up.com

Lightem-Up Smoke Shop
(208) 237-7331

www.loneoak.net

Lone Oak.net
PO Box 224
Silver Creek, NY 14136
(888) 842-0192

www.longtrailsmokes.com

Long Trail Smokes
PO Box 1274
Lewiston, NY 14092
(877) 598-2447

www.lowcostcigarettes.com

lowcostcigarettes.com
PO Box 391
Salamanca, NY 14779
(888) 245-8807

www.nativesale.com

Native Sale.com
(800) 934-2293

www.nccigarettes.com

North Carolina Cigarettes &
Tobacco Products
178 Hood Swamp Rd
Goldsboro, NC 27534
(919) 778-1837

www.notaxsmokes.com

no tax SMOKES.com
68 Main St
Salamanca, NY 14779
(800) 532-6961

www.ojibwas.com

Ojibwas Trading Post
1358 Cayuga Rd
Irving, NY 14081
(800) 490-7999

www.otdirect.com

OT Direct.com
PO Box 246
Brant, NY 14027
(716) 337-0405

www.paiutesmokeshops.com

Las Vegas Paiute Smoke Shop
1225 North Main St
Las Vegas, NV 89101
(702) 387-6433

www.paylesscigs.com

Pay Less Cigs.com
717 West 33rd St
Richmond, VA 23225
(804) 232-3560 or (800) 828-9522

www.peacepipetobacco.com

Peace Pipe Tobacco Shoppe
22 ½ Broad St
Salamanca, NY 14779
(877) 876-6536

www.poospatuksmokeshop.com

Poospatuk Smoke Shop
NY
(877) 234-6282

www.puffnstuffonline.com

Puff'n Stuff Online
NY

www.ranchresortsmokeshop.org

Ranch Resort Smoke Shop
PO Box 92
Wyandotte, OK 74340
(877) 884-1444

www.rednationtobacco.com

Red Nation Tobacco Co.
888 ½ Broad St Ext
Salamanca, NY 14779
(877) 945-0704

www.reservationcigs.com

deerpathcigs.com
(716) 945-1641

www.rezonline.com

The Rez Online Smoke Shop
986 Bloomingdale Rd
Basom, NY 14013
(800) 468-8805

www.ronssmokeshop.com

Ron's Smoke Shop
5001 W State St
Allegany, NY 14706
(888) 280-7100

www.salamancacigaretteoutlet.com

Salamanca Cigarette Outlet
594 E State St
Salamanca, NY 14779
(888) 945-0203

www.salamancaoutlet.com

Salamanca Cigarette Outlet
594 E State St
Salamanca, NY 14779
(888) 945-0203

www.saveoncigarettes.com

Save on Cigarettes
PO Box 74035
Richmond, VA 23236
(877) 375-5987

www.senecahawk.com

Seneca Hawk Smoke Shop
PO Box 278
Irving, NY 14081
(800) 580-7116

www.senecaselecttobacco.bigstep.com

Seneca Select Tobacco
Salamanca, NY 14779
(866) 393-8058

www.senecasmokes.com

Seneca Smokes
5216 Chew Road
Sanborn, NY 14132
(877) 234-2447

www.senecasmokeshop.com

Seneca Smokeshop
PO Box 30
Irving, NY 14081
(888) 876-1935

www.senecas.com

Senecas Trading Post
1358 Cayuga Rd
Irving, NY 14081
(716) 549-8365

www.shopzmart.com

Shopzmart
VA
(877) 729-6949

www.smokesgalore.com

Smoke Signals
PO Box 246
Brant, NY 14027
(800) 272-1743

www.smokestix.com

Lazy L Tobaccos.com
NM
(877) 782-3777

smokewithus.com

Smoke With Us
357 Milestrip Rd
Irving, NY 14081
(800) 819-0885

www.smokemcheap.com

Smokemcheap.com
PO Box 377
Irving, NY 14081
(877) 225-5201

smokemcheapcigs.com

SmokemCheapCigs.com
PO Box 767
Basom, NY 14013
(866) 542-7141

www.smokerstation.com

Smoker Station
PO Box 236
Sanborn, NY **14132**

www.smokersden.com

Smoker's Den
9 Squaw Ln
Mastic, NY 11950
(631) 395-7941 or (877) 395-7473

smokersfirst.com

smokersfirst.com
11937 Burning Springs Rd
Perrysburg, NY 14129
(800) 435-0450

www.smokesadvantage.com

Tobacco Advantage
2227 Plantside Dr
Louisville, KY 40299
(877) 428-3244

www.smokes-direct.com

Smokes-direct.com
12619 Shelbyville Rd
Louisville, KY 40243
(877) 297-2321 or (502) 254-9463

www.smokesoutletmall.com

SmokesOutletMall.com
PO Box 71
Versailles, NY 14168
(877) 287-7726

www.smokes-spirits.com

Cheap Smokes
501 W 11th St
Newport, KY 41071
(866) 247-2447

www.smokeysexpress.com

Smokey's Express
44 ½ Jimmerson Ln
Irving, NY 14081
(800) 535-1489

www.smokin4less.com

Smokin 4 Less
PO Box 457
Big Stone Gap, VA 24219
(888) 776-2099

www.smokinez.com

Smokin EZ
NY
(800) 304-8685

www.smokinturtle.com

Smokin Turtle
PO Box 567
Collins, NY 14034
(877) 532-4414

www.stockuptobacco.com

Stock Up Tobacco
PO Box 48
Steamburg, NY 14783
(888) 265-3405

www.sundancercigarettes.com

Sun Dancer Cigarettes
1494 Cayuga Rd
Irving, NY 14081
(877) 436-0373

www.susiessmokeshop.com

Susie's Smoke Shop
PO Box 73
Paducah, KY 42002
(270) 441-7632

www.taxfreecigarettes.com

Tax Free Cigarettes.com
12160 Brant Reservation Rd
Irving, NY 14081
(716) 549-0490 or (888) 569-0410

www.threefeatherstobacco.com

Three Feathers Tobacco
PO Box 43
Brant, NY 14027
(866) 549-7249

www.threesisterssmokes.com

Three Sisters Smoke
PO Box 444
Salamanca, NY 14779
(877) 945-2861

www.tobaccobymail.com

Tobacco By Mail
PO Box 0025
Salamanca, NY 14779
(800) 419-1907

www.tobaccojoe.com

A1Cigs.com
PO Box 36837
Albuquerque, NM 87176
(866) 264-4060

www.tobaccosource.com

Allegany Trail Enterprises
702 Broad St
Salamanca, NY 14779
(800) 427-9713 or (716) 945-6147

www.tobaccoxpress.com

TobaccoXpress
25 Church St
Salamanca, NY 14779
(800) 634-9882

www.travelingsmoke.com

Traveling Smoke
NY
(888) 328-4043

www.turtlebacksmokeshop.com

Turtleback Smoke Shop
NY
(877) 831-5480

www.twowaysmokes.com

Two Way Smokes.com
11326 Farnham Rd/Rt 20
Irving, NY 14081
(800) 588-2359 or (877) 889-6929

www.valuesmokes.com

ValueSmokes.com
3350 Chadbury Dr
Concord, NC 28027

www.warpathsmokeshop.com

Warpath Smoke Shop
Nth 165 Hwy 95
Plummer, ID 83851
(208) 686-0217

www.wolfpacktobacco.com

WolfPackTobacco.com
636 Wildwood Ave
Salamanca, NY 14779
(800) 316-7636

www.wolfdentobacco.com

Wolf's Den Tobacco
PO Box 503
Salamanca, NY 14779
(866) 425-8182

www.wolfsrun.com

Wolf's Run
1412 Rt 438
Irving, NY 14081
(888) 532-2001

www.w2r.com/quakertradingco

Quaker Trading Co
Box 1 #1701, Route 280
Steamburg, NY 14783
(877) 945-3495

Appendix III: Comments from the Department of Justice

U.S. Department of Justice

Washington, D.C. 20530

July 22, 2002

Paul L. Jones
Director, Justice Issues
U.S. General Accounting Office
441 G Street, NW
Washington, D.C.

Dear Mr. Jones:

On July 8, 2002, the General Accounting Office (GAO) provided the Department of Justice (DOJ) copies of its draft report "INTERNET CIGARETTE SALES: Giving ATF Investigative Authority May Improve Reporting and Enforcement." The draft was reviewed by representatives of the Criminal Division, the Executive Office for United States Attorneys, and the Federal Bureau of Investigation. The DOJ is providing the enclosed minor comments for your consideration and understand that they will be incorporated as appropriate.

I hope the comments will be beneficial in completing the final document. If you have any questions concerning the Department's comments you may contact me on (202) 514-0469.

Sincerely,

Vickie L. Sloan
Director, Audit Liaison Office
Justice Management Division

Enclosure

DEPARTMENT OF JUSTICE COMMENTS
on the General Accounting Office Draft Report
"INTERNET CIGARETTE SALES: Giving ATF Investigative Authority
May Improve Reporting and Enforcement"

1. Pages 3, 9, and 14. The report states that several United States Attorneys Offices (USAOs) refused requests for assistance by state authorities by declining to send letters informing internet vendors of the Jenkins Act and directing their compliance with the statute. Generally, Federal prosecutors do not issue advisory opinions about prosecutive matters, as they may subsequently be presented with the need to make an actual decision based on specific facts. The issuance of such opinions might create the basis for a legal dispute, if a subsequent prosecution were undertaken.

2. Pages 8, and 9. The report correctly notes that a Federal Grand Jury in Alaska returned a "no true bill" declining to indict in a particular case. While Rule 6(e) of the Federal Rules of Criminal Procedure bars the DOJ from discussing matters before a Grand Jury, however as a matter of public record, a Federal seizure of 1,371,000 cigarettes arising from the same matter was upheld by the 9th Circuit after a legal challenge by the seller. This seizure imposed a substantial loss on the seller.

   It is also important to note that Alaska, like other states, has a state felony law similar to the Jenkins Act, but with a much heavier penalty. While legal considerations and professional obligations preclude the DOJ from discussing the determinative facts in a particular case, a number of considerations apply to all such cases where a criminal prosecution is proposed.

   First, there must be sufficient admissible evidence to prove every element of a particular Federal offense beyond a reasonable doubt. Second, in cases where alternative means of enforcement exist, such as a state prosecution or civil or administrative enforcement, the United States Attorneys' office must consider both the most effective and efficient enforcement approach as well as the governmental entity with the greatest interest in enforcement. It must also consider competing demands for resources. These considerations, as well as other factors that must be taken into account in deciding to seek a Federal prosecution, are more fully set out in The Principles of Federal Prosecution found in section 9-27 of the United States Attorneys' Manual. Additionally, United States Attorneys' offices must consider what legal impediments and defenses might be raised in a proposed prosecution. For instance, if the potential defendant is either an Indian Tribe or the alleged violation occurred on a reservation, the potential effect of a claim of sovereignty must be considered.

3. Page 20. The GAO mentions the reluctance of USAOs to pursue misdemeanor Jenkins Act violations, but does not explore or suggest the creation of a felony offense.

Appendix IV: Comments from the Bureau of Alcohol, Tobacco and Firearms

DEPARTMENT OF THE TREASURY
BUREAU OF ALCOHOL, TOBACCO AND FIREARMS
WASHINGTON, DC 20226

JUL 19 2002

Mr. Paul L. Jones
Director, Tax Administration and Justice
United States General Accounting Office
Washington, DC 20548

Dear Mr. Jones:

This is in response to your letter dated July 8, 2002, to Secretary Paul H. O'Neill. You forwarded a draft copy of a report entitled Internet Cigarette Sales: Giving ATF Investigative Authority May Improve Reporting and Enforcement (GAO-02-743).

The Bureau of Alcohol, Tobacco and Firearms (ATF) recommends that the report include and emphasize the need for the penalty provision of the Jenkins Act to be changed from a misdemeanor to a felony. These changes are needed to address the seriousness of the violations and to ensure that the cases are accepted for prosecution. The increased penalty would deter individuals from violating the Jenkins Act requirements and increase the likelihood of prosecution. While the report concludes that a jurisdiction change from the Federal Bureau of Investigations to ATF would result in increased enforcement of the Jenkins Act, without a concurrent increase in the penalty, U.S. Attorneys may continue to decline to prosecute the misdemeanor cases.

There are other legislative changes that might assist States in the collection of their excise taxes on cigarettes sold over the Internet. These legislative changes could parallel current laws governing or restricting the shipment of alcohol beverage products:

- The Webb-Kenyon Act, 27 USC 122, was recently amended to give States the authority to seek injunctions directly in the Federal District Court to prevent

WWW.ATF.TREAS.GOV

-2-

Mr. Paul L. Jones

businesses from shipping alcohol directly to their residents. A similar provision to amend the Jenkins Act in 15 USC 378 to allow States to enjoin violations of this Act could allow States to further prevent violations of the Act without having to rely on U.S. Attorneys;

- Under 18 USC 1716(f), individuals may not send alcoholic beverage products through the U.S. Postal Service. This provision could be amended to also prohibit the mailing of cigarettes or other tobacco products through the U.S. Postal Service; and

- For other common carriers such as Federal Express or UPS, 18 USC Chapter 59 (Sections 1261 et seq.) restricts how the carriers may ship alcohol. For instance, these provisions require bills of lading to accompany the shipment, delivery only to the consignee, and prohibit cash on delivery shipments. Common carriers violating such provisions are subject to a fine and/or imprisonment of not more than 1 year. Legislative provisions modeled after this chapter to restrict the delivery of cigarettes could include similar provisions, requirements for common carriers to notify states of their shipments, or for common carriers to obtain proof of age prior to delivery of the cigarettes.

We hope this information is helpful to you in responding to Mr. Jones. Please let me know if we can be of further assistance.

Sincerely yours,

James A. Zammillo

James A. Zammillo
Chief, Policy and Planning Staff
Office of Alcohol and Tobacco

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

December 6, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Congregation of the Sisters of Charity of the Incarnate Word and Cosponsored by the Minnesota State Board of Investment for Inclusion in UST Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") hereby formally withdraws its November 28, 2002 no-action request to the Office of Chief Counsel with respect to the shareholder proposal and statements in support thereof (the "Proposal") received from the Congregation of the Sisters of Charity of the Incarnate Word and cosponsored by the Minnesota State Board of Investment (the "Proponents") regarding Cigarette Sales Over the Internet.

The Proponents have determined to withdraw the request that the Proposal be included in the proxy statement and form of proxy for the Company's 2003 annual meeting of shareholders. A copy of the correspondence received from the Proponents evidencing withdrawal of the Proposal is attached to this letter.

If you have any questions regarding this withdrawal, please feel free to contact the undersigned at 212-735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachments

cc: Debra A. Baker
(UST Inc.)

Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969
(by certified mail)

Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103
(By certified mail, return receipt requested)

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 3, 2002

Mr. Vincent A. Gierer, Jr.,
Chairman, President and CEO
UST Inc.
100 W. Putnam Avenue
Greenwich, CT 06830

Dear Mr. Gierer:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston wishes to withdraw the shareholder resolution on Cigarette Sales over the Internet submitted to UST, Incorporated for the 2003 annual meeting, and hereby, notify the corporation of this decision.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporation Social Responsibility

/jch

MINNESOTA STATE BOARD OF INVESTMENT

60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

December 4, 2002

Ms. Debra A. Baker
Sr. Vice President and Secretary
UST Inc.
100 West Putnam Avenue
Greenwich, CT 06830

Dear Ms. Baker:

We have been informed by the Sisters of Charity of the Incarnate Word that they are withdrawing their shareholder resolution regarding internet sales.

Therefore, the Minnesota State Board of Investment also withdraws the resolution it was co-sponsoring with the Sisters of Charity.

Sincerely,

Howard Bicker
Executive Director

HB:dfg

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

December 13, 2002

VIA FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 DEC 16 PM 5:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Shareholder Proposal Submitted by the Congregation of the Sisters of Charity of the Incarnate Word and Cosponsored by the Minnesota State Board of Investment for Inclusion in UST Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") hereby formally withdraws its November 27, 2002 no-action request to the Office of Chief Counsel with respect to the share-holder proposal and statements in support thereof (the "Proposal") received from the Congregation of the Sisters of Charity of the Incarnate Word and cosponsored by the Minnesota State Board of Investment (the "Proponents") regarding Cigarette Sales Over the Internet.

The Proponents have determined to withdraw the request that the Proposal be included in the proxy statement and form of proxy for the Company's 2003 annual meeting of shareholders. A copy of the correspondence received from the Proponents evidencing withdrawal of the Proposal is attached to this letter.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachments

cc: Debra A. Baker
(UST Inc.)

Sister Lillian Anne Healy (via facsimile)
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word

Howard J. Bicker (via facsimile)
Executive Director
Minnesota State Board of Investment

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 3, 2002

Mr. Vincent A. Gierer, Jr.,
Chairman, President and CEO
UST Inc.
100 W. Putnam Avenue
Greenwich, CT 06830

Dear Mr. Gierer:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston wishes to withdraw the shareholder resolution on Cigarette Sales over the Internet submitted to UST, Incorporated for the 2003 annual meeting, and hereby, notify the corporation of this decision.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporation Social Responsibility

/jch

MINNESOTA STATE BOARD OF INVESTMENT

60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

December 4, 2002

Ms. Debra A. Baker
Sr. Vice President and Secretary
UST Inc.
100 West Putnam Avenue
Greenwich, CT 06830

Dear Ms. Baker:

We have been informed by the Sisters of Charity of the Incarnate Word that they are withdrawing their shareholder resolution regarding internet sales.

Therefore, the Minnesota State Board of Investment also withdraws the resolution it was co-sponsoring with the Sisters of Charity.

Sincerely,

Howard Bicker
Executive Director

HB:dfg

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

RECEIVED
2002 DEC 11 PM 4:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 3, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I hereby inform you that we have withdrawn the resolution covered in the October 14, 2002 letter to UST Corporation.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Enclosure (2)

jch

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

October 14, 2002

Mr. Vincent A. Gierer, Jr., Chairman, President and CEO
UST Inc.
100 W. Putnam Ave.
Greenwich, CT 06830

Dear Mr. Gierer:

The Congregation of the Sisters of Charity of the Incarnate Word is the beneficial owner of at least $2000 of stock in UST Inc. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover.

As Director of Corporate Responsibility for the Congregation, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you wish to engage in such a dialogue, please contact Rev. Michael Crosby, Province of St. Mary of the Capuchin Order, 1015 N. 9th St., Milwaukee, WI 53233. His telephone number is 414-271-0735.

Sincerely,

Lillian A. Healy

Sister Lillian Anne Healy
Director of Corporate Social Responsibility

/JCH

CIGARETTE SALES OVER THE INTERNET

Whereas: Our company is on record in support and implementation of effective anti-smuggling measures including the selection of customers, ensuring that we expect compliance with law, and ensuring that our company does not receive funds derived from illegal activities.

However, we believe this public commitment to undermine smuggling is itself being undermined by a lack of a parallel commitment to address critical concerns related to cigarette sales over the internet.

An August 2002 report of the United States General Accounting Office found that a majority of Internet web sites (78%) that sell tobacco products do not comply with the federal Jenkins Act. The Jenkins Act requires web sites to report the names of purchasers of tobacco products to state tax departments so that the states can collect excise taxes. None of the 147 web sites stated that they report cigarette sales to State tax departments.

The same report found that States which have taken action to promote compliance by Internet cigarette vendors have had limited success. According to Forester Research Inc., states could lose as much as $1.4 billion in tax revenue from unreported Internet tobacco sales by 2005.

A 2001 study by Ribisl found that nearly all of the 88 sites he surveyed sold premium or value brand cigarettes. Many of these are manufactured by our company.

A recent Minnesota study found that under-aged teens were able to place orders for cigarettes on five web sites. All of the sites accepted all orders without checking the buyers' ages. Eighty percent of packages sent as a result of the sales were delivered without checking the age of the person accepting the delivery.

The refusal of our Internet retailers to comply with a federal tax law could result in their being charged with evasion of state excise tax payments since the above practices are equivalent to brick and mortar retailers selling untaxed contraband cigarettes.

In order to ensure our company be a good corporate citizen by paying its fair share of taxes we propose the following resolution:

That the shareholders request The Board to establish a committee of independent directors to determine ways to ensure our Company is not involved in any way in selling cigarettes over the Internet that may enable youth to have illegal access to our tobacco, ~~products and/or otherwise be in violation~~ of ~~the federal Jenkins Act.~~ We request that it report its findings and recommendations to the shareholders prior to the 2004 annual meeting.

Supporting Statement

We suggest that a way of accomplishing this goal be that our company require Internet retailers to adopt effective measures to prevent the illegal sale of cigarettes to children including but not limited to the retailer obtaining a copy of a proper identification with adults signing for the product at time of delivery showing their government-issued identification card indicating their age which qualifies them to be an adult.